SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2011

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated October 6, 2011

Press Release dated October 13, 2011

Press Release dated October 27, 2011

Press Release dated October 27, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: October 31, 2011

MOODY’S REDUCES ENI’S RATING

San Donato Milanese (MI), October 6, 2011 – Rating agency Moody’s lowered Eni’s long-term corporate credit rating to 'A1' (outlook negative) from 'Aa3'. Moody’s confirmed the ‘P-1’ short term credit rating.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

NOC and Eni restart Greenstream pipeline

San Donato Milanese (MI), October 13, 2011 – NOC (National Oil Corporation) Libya and Eni through Greenstream BV Libyan Branch, the gas transportation Joint Venture Company (NOC 50%, Eni 50%), have initiated today testing activities for the release of natural gas into the Greenstream pipeline, which connects the treatment plant of Mellitah on the Western part of the Libyan coast to Gela in Italy.

The volumes of gas shipped during the testing period mark the preliminary restart of the pipeline operations after eight months of stoppages due to the conflict in Libya.

The first tests are run with 3 million cubic meters of gas per day, produced by the Wafa field, located about 500 km South West of Tripoli in the Libyan desert; the field largely supply the Libyan gas domestic market used for power generation. Wafa field has been producing gas during the entire period of the conflict allowing electricity supply to the local population.

NOC and Eni, equal partners in the Greenstream BV company, operator of the pipeline, as well as in the Mellitah Oil & Gas Company, operator of production fields in Libya, have been working together, during the past months, to progressively restore production activities in all their participated fields in Libya.

Mellitah Oil & Gas, NOC and Eni are currently working together to restart, during the month of November, both the gas production from the offshore platform of Sabratah, located 110 km from the Libyan coast in the Bahr Essalam gas field, and the associated treatment and processing facilities at the Mellitah Complex.
Bahr Essalam field is an important source of gas supply for Greenstream and resuming production will trigger a gradual increase of the volumes availability.

The restart of the Greenstream is the result of excellent cooperation between NOC and Eni, and represents the first major milestone reached by Eni's strong commitment to bring greater energy security to Italy.

Company Contacts:
Press Office: Tel. +39.0252031875 – +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

ENI INCREASES THE MAMBA SOUTH GAS DISCOVERY IN MOZAMBIQUE BY 50%

San Donato Milanese (Milan), October 27, 2011 – Eni announces that the discovery of gas made in the exploratory prospectus of Mamba South 1, Area 4 offshore Mozambique, is about 50% larger than what announced by the Company on October 20. During deepening of the well, it encountered a new separated pool that contains a potential of up to 7.5 Tcf of gas in place in clean sands from the Eocene age. The new sequence has about 90 m of gross gas pay and has also been successfully cored.

The well will be now drilled to the total depth of about 5,000 meters after which Eni will move to drill the second commitment well, Mamba North 1, located about 22 km north of Mamba South 1 location.

It is expected that the unprecedented potential of Tertiary Play existing in area 4 will be further defined in the forthcoming appraisal campaign.

Eni has already begun the front end activities to timely market the gas both internationally and locally.

Eni considers that this discovery can lead to a potential of up to 22.5 Tcf of gas in place in the Mamba South Area.

Eni is the operator of Offshore Area 4 with a 70-percent participating interest. Co-owners in the area are Galp Energia (10 percent), KOGAS (10 percent) and ENH (10 percent, carried through the exploration phase).

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

ENI ANNOUNCES RESULTS FOR THE THIRD QUARTER
AND THE NINE MONTHS OF 2011

Rome, October 27, 2011 - Eni, the international oil and gas company, today announces its group results for the third quarter and first nine months of 2011 (unaudited).1

Financial Highlights

•	Adjusted operating profit: euro 4.61 billion in the quarter (up 12%); euro 13.71 billion in the nine months (up 9%);
•	Adjusted net profit: euro 1.79 billion in the quarter (up 7%); euro 5.43 billion in the nine months (up 5%);
•	Net profit: euro 1.77 billion in the quarter (up 3%); euro 5.57 billion in the nine months (down 3%);
•	Cash flow: euro 2.61 billion in the quarter; euro 11.2 billion in the nine months.

Operational Highlights

•	Hydrocarbon production still affected by the Libyan disruptions: down by 13.6% in the third quarter of 2011 to 1.47 mmboe/d (down by 12.4% in the nine months). When excluding price effects and the impact of lower Libyan output, production for the quarter was unchanged (down 0.8% in the nine months);
•	Gas sales: down by 3.4% for the third quarter of 2011 to 17.96 billion cubic meters (up by 4.4% in the nine months);
•	GreenStream pipeline restarted and resumed production in Libya;
•	Signed commercial arrangements with Gazprom to secure a final investment decision for the development of the giant Samburgskoye gas field;
•	Signed a preliminary agreement with GDF to acquire an interest of 10.4% in the Elgin/Franklin field off the UK section of the North Sea where Eni already participates;
•	Started new oil and gas fields in Egypt and Australia in the quarter, which add to 8 start-ups since the beginning of the year;
•	Made the giant Mamba gas discovery offshore Mozambique containing a potential of up to 22.5 TCF of gas in place.

Paolo Scaroni, Chief Executive Officer, commented:
"Eni delivered excellent results in the quarter. I am very pleased by the fast resumption of hydrocarbon production in Libya and the restart of the GreenStream pipeline. We have strengthened our portfolio thanks to the agreements with Gazprom which initiate the development of our upstream operations in Siberia, and to our continued exploration successes, most recent of which was in Mozambique where we made the largest hydrocarbon discovery in Eni's history."

(1)	This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).

Financial Highlights

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

SUMMARY GROUP RESULTS	(euro million)
4,084	3,810	4,504	10.3	Operating profit	13,236	13,952	5.4
4,106	4,003	4,613	12.3	Adjusted operating profit (a)	12,565	13,715	9.2
1,724	1,254	1,770	2.7	Net profit (b)	5,770	5,571	(3.4)
0.48	0.35	0.49	2.1	- per share (euro) (c)	1.59	1.54	(3.1)
1.24	1.01	1.38	11.3	- per ADR ($) (c) (d)	4.18	4.33	3.6
1,678	1,436	1,795	7.0	Adjusted net profit (a) (b)	5,167	5,429	5.1
0.46	0.40	0.50	8.7	- per share (euro) (c)	1.43	1.50	4.9
1.19	1.15	1.41	18.5	- per ADR ($) (c) (d)	3.76	4.22	12.2

(a)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis" page 25.
(b)	Profit attributable to Eni’s shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
Eni reported adjusted operating profit for the third quarter of 2011 at euro 4.61 billion, up by 12.3% from the year-earlier quarter. This was due to improved operating performance in the Exploration & Production Division (up 19.3%) driven by a strong oil price environment, partly offset by the impact associated with a lowered Libyan output. Also the Engineering & Construction segment posted higher results (up 5.4%) on the back of a stronger turnover and increased margins on works, while a slightly better trading environment helped the Refining & Marketing Division recoup some losses (up 85.7%). These positive trends were partially offset by poor performance reported by the Gas & Power Division (down 21.1% from a year ago) as gas margins declined into negative territory due to strong competitive pressures in addition to oversupply in the marketplace and sluggish demand growth. The Division’s performance did not take into account the possible benefits associated with ongoing renegotiations of the Company’s long-term gas purchase contracts which may become effective earlier than end of September 2011. Also the Petrochemical Division reported a lower operating performance driven by high costs for oil-based feedstock which were only partially transferred to end prices. For the first nine months of 2011, the Group reported improved operating profit compared to the first nine months of 2010 (up by 9.2% to euro 13.71 billion) on the back of better performances reported by the Exploration & Production and, to a lesser extent, the Engineering & Construction segment, partly offset by weak trends in the Company’s downstream gas, refining and petrochemical businesses.

Adjusted net profit
Adjusted net profit for the third quarter of 2011 was euro 1.79 billion, an increase of 7% compared with the third quarter of 2010. Improved operating performance reported in the quarter was partly absorbed by higher net finance charges (down by euro 508 million) which were affected by negative fair value evaluation of certain interest and exchange rate derivatives that did not meet the formal criteria for hedge accounting. Furthermore, the Group consolidated adjusted tax rate rose by seven percentage points due to higher taxable profit recorded by subsidiaries in the Exploration & Production Division and a changed tax regime for certain Italian subsidiaries which provided for an increase of four percentage points in the Italian windfall tax levied on energy companies now at 10.5 percentage points (the so-called Robin Tax) and its extension to gas transport and distribution companies with retroactive effects to the beginning of the year.
Adjusted net profit of the first nine months of 2011 was euro 5.43 billion (up 5.1% from the first nine months of 2010) reflecting the same drivers as in the quarterly review.

Capital expenditure
Capital expenditure amounted to euro 2,929 million for the quarter and euro 9,544 million for the first nine months, mainly relating to continuing development of oil and gas reserves, the upgrading of rigs and offshore vessels in the Engineering & Construction segment and of the gas transport infrastructures.

Cash flow
In the third quarter of 2011 net cash generated by operating activities amounted to euro 2,609 million (euro 11,205 million in the first nine months). Proceeds on disposals amounted to euro 231 million mainly relating to the divestment of Eni’s gas distribution activities in Brazil. These inflows were used to fund part of the financing requirements associated with capital expenditure incurred in the period and payment of the interim dividend 2011 to Eni’s shareholders for euro 1,884 million. As a result, net borrowings2 as of September 30, 2011 amounted to euro 28,273 million, representing an increase of euro 2,154 million from December 31, 2010, and of euro 2,295 million from June 30, 2011.

Financial Ratios
Return on Average Capital Employed (ROACE)3 calculated on an adjusted basis for the twelve-month period to September 30, 2011 was 10.4% (10.6% at September 30, 2010).
Ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage3 – was 0.49 at September 30, 2011, below the level achieved at December 31, 2010 (0.47). The ratio was positively influenced by net profit for the period and currency translation differences which improved compared to the situation at June 30, 2011. These effects were overcome by increased net borrowings and dividend payment.

Operational highlights and trading environment

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

1,705	1,489	1,473	(13.6)	Production of oil and natural gas	(kboe/d)	1,768	1,548	(12.4)
948	793	793	(16.4)	- Liquids	(kbbl/d)	979	828	(15.4)
4,203	3,867	3,773	(10.1)	- Natural gas	(mmcf/d)	4,377	3,997	(8.9)
18.60	21.00	17.96	(3.4)	Worldwide gas sales	(bcm)	68.30	71.29	4.4
10.70	9.66	9.55	(10.7)	Electricity sales	(TWh)	29.31	28.89	(1.4)
3.19	2.90	3.03	(5.0)	Retail sales of refined products in Europe	(mmtonnes)	8.81	8.57	(2.7)

Exploration & Production
Eni reported liquids and gas production of 1,473 kboe/d for the third quarter of 2011 down by 13.6% from the third quarter of 2010 reflecting disruptions in the Libyan output as Eni’s producing sites continued to be shut down in the quarter, with the exception of the Wafa field to support local production of electricity. Eni resumed activities in Libya at the end of the quarter by restarting the Abu-Attifel field.
Performance for the quarter was also negatively impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of 37 kboe/d compared to the year-earlier quarter (approximately 35 kboe/d from the first nine months of 2010), in addition to the above mentioned loss of Libyan output amounting to an estimated 200 kboe/d (down by an estimated 180 kboe/d for the first nine months of 2011). Net of those effects, production for the quarter was unchanged from the third quarter of 2010, while it was down by 0.8% in the first nine months of 2011, helped by production growth achieved in Norway, Italy and Egypt.

Gas & Power
In the third quarter of 2011 Eni’s gas sales were 17.96 bcm, a decrease of 3.4% compared with the third quarter of 2010 which reflected sharply lower off-takes by Italian importers (down 70.1%) due to the disruption of Libyan gas supplies. Also volumes marketed on the domestic market fell by 0.31 bcm, down 4.7%, dragged down by lower spot sales and weak consumption of gas-fired power plants. Those declines were partly offset by volumes gains in European markets (up by 2.7% in the third quarter of 2011) mainly driven by growth registered in Turkey and increased LNG sales in South America and Japan. In the first nine months of 2011 natural gas sales increased by 4.4% from the previous year. This increase was supported by client additions and increases in Eni’s Italian market share and growth recorded in the European gas markets, which more than offset lower off-takes from Italian importers.

(2)	i	Information on net borrowings composition is furnished on page 34.
(3)	i	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 34 and 35 for leverage and ROACE, respectively.

Refining & Marketing
In the third quarter of 2011, refining margins of the Mediterranean area recorded a slight recovery (the TRC Brent was up by 37.3% to $2.9 dollar per barrel from the third quarter of 2010; down by 27.8% from the first nine months of 2010), reversing the negative trend of previous quarters. However, refining margins remained at unprofitable levels in an extremely volatile environment. Eni’s complex cycles were helped by improved ratio of prices of the main distillates to the cost of the fuel oil. These positive factors were partly absorbed by rising oil-linked costs for plant utilities.
In the third quarter of 2011, Eni’s sales volumes on the Italian retail market decreased by 2.2% from a year ago (down by 2.3% in the first nine months of 2011), while a higher reduction was recorded in fuel consumption. The market share for the period increased by 0.5 percentage points to 31.2% compared to the same year-earlier period. Also retail sales on European markets were weaker in the quarter due to lower demand and higher competitive pressure (down by 12.1% in the quarter; down by 3.8% in the first nine months) with reductions in Austria, Germany, France and Eastern Europe.

Currency
Results of operations for the third quarter and first nine months of 2011 were negatively impacted by the appreciation of the euro vs. the US dollar (up by 9.5% and 6.9% in the quarter and in the first nine months of 2011, respectively).

Update on the Libyan situation

The environment in Libya has been progressively stabilizing recently. In August and September a number of contacts took place between Eni and the Interim Transitional National Council in order to identify terms and conditions for quick and complete resumption of Eni’s activities in the Country, including the restart of the GreenStream pipeline, transporting gas from Libya to Italy. Following these contacts, Eni in collaboration with the management of the Libyan Oil Company, NOC, defined a recovery plan covering all productive sites and installations. The Abu Attifel field was the first to start production. Eni’s offices in Tripoli also re-opened. More importantly, operations for the restart of the GreenStream pipeline are progressing with a target to gradually resume export to Italy. Considering that no damage has been reported at Eni’s production plants and transportation facilities, management believes that it is likely that oil production will flow at the pre-crisis plateau in about twelve months, while gas volumes ramp-up will be achieved in less time, estimated in few months. Eni and the Libyan counterparts confirmed the validity of the existing petroleum contracts.

Business developments

Indonesia
In the first Indonesian International Bid Round 2011, Eni, as operator of a consortium including other international oil companies has been awarded the North Ganal Block, located offshore East Kalimantan. Eni will be the operator of the PSC (Production Sharing Contract), which will be signed by the end of the year. The North Ganal Block covers an area of 2,432 square km in the Kutei Basin, a prolific hydrocarbon area. The North Ganal deal involves the drilling of 1 well and the carrying out of 200 km of 2D seismic survey during the first 3 years of exploration.

North Sea
In September 2011 Eni signed a preliminary agreement with GDF SUEZ to acquire a 10.4% interest in the Elgin-Franklin field, located in the UK North Sea basin, adding to the current interest of 21.8%. The transaction is worth euro 590 million. This acquisition will complement Eni’s portfolio in this area, leveraging existing asset knowledge. The agreement is subject to certain conditions including another oil company waiving to its pre-emption right on the interest sold by GDF SUEZ.

Brazil
On July 30, 2011, with the approval of the relevant Brazilian Authorities, Eni finalized the divestment of its 100% interest in Gas Brasiliano Distribuidora, a company that markets and distributes natural gas in Brazil, to Petrobras Gàs, a fully owned subsidiary of Petróleo Brasileiro ("Petrobras"). Total cash consideration amounted to $271 million.

Belgium
In July 2011, Eni signed an agreement with NV Nuon Energy for acquiring the subsidiary Nuon Belgium NV. The company supplies gas and electricity to the industrial and residential segments in Belgium. The agreement is subject to the approval of the relevant Authorities. The expected cash consideration amounts to approximately euro 210 million.

Agreements with Gazprom
As part of their strategic partnership, in September 2011, Eni and Gazprom signed arrangements to move forward certain projects of joint interest:

-	South Stream Project
They agreed on terms and conditions for enlarging the partnership of the South Stream project to include gas operators Wintershall and EDF, each with a 15% interest in the initiative.
-	Elephant oilfield in Libya
Gazprom reaffirmed its interest in acquiring half of Eni’s stake (33.3%) in the consortium developing the Elephant oilfield in Libya, located in the South-Western desert, around 800 km from Tripoli with a production plateau of over 100 kboe/d.
-	Gas Projects in Siberia
They signed a contract whereby Gazprom commits to purchase volumes of gas produced by the joint-venture Severenergia (Eni 29.4%) through the development of the Samburgskoye field. The agreement secured a final investment decision for the field development. Start-up is expected in 2012.

Exploration activities
In the third quarter of 2011, significant exploratory successes were achieved in:

(i)	Angola, with the Lira discovery (Eni operator with a 35% interest) containing oil&gas resources, located in offshore Block 15/06;
(ii)	Indonesia, with the Jangkrik North East discovery in the offshore block Muara Bakau (Eni operator with a 55% interest);
(iii)	Mozambique, where a giant gas discovery was made with the Mamba South 1 offshore well (Eni operator with a 70% interest), located in Area 4 in the Rovuma Basin. The Mamba South 1 discovery well was drilled in two sequential stages. According to field test results, the mineral potential of the area is huge up to 22.5 TCF of gas in place, confirming the Rovuma Basin as a world-class natural gas province. The first exploration well makes it the largest operated discovery in the Company’s exploration history.

Main production start-ups
In line with the Company’s production plans, production was started at the following main fields:

(i)	Denise B (Eni’s interest 50%) in the Nile Delta in Egypt, second development phase of the homonymous field, with an initial production of approximately 7 kboe/d;
(ii)	Kitan (Eni operator with a 40% interest) located between East Timor and Australia. The Kitan field is being produced through deep water subsea completion wells connected to an FPSO (Floating Production Storage and Offloading) facility and is expected to reach peak production of about 40 kbbl/d.

Divestment of international pipelines

On September 22, 2011 Eni signed a preliminary agreement to divest to Fluxys G its assets in the international gas transport pipelines connecting Northern Europe to Italy. The divested assets include Eni’s interests in the entities owning the Transitgas (Switzerland) and TENP (Germany) pipelines and the entities handling capacity entitlements. The expected total consideration amounts to 975 million Swiss francs for the Transitgas gas pipeline and euro 60 million for the TENP gas pipeline. This transaction is part of the commitments agreed with the European Commission on September 29, 2010 and is, therefore, subject to its approval. The divestiture process is expected to be completed by the end of the year. Following the conclusion of the transaction, the ship-or-pay contract signed by Eni with the divested entities will remain in place.

Outlook

The outlook for 2011 reflects signs of a slowdown in the global economic activity, particularly in the OECD Countries where market participants have been reining on investment decisions and spending. Eni forecasts a steady trend for Brent crude prices, although on a slightly weaker than-anticipated trend which considers progress achieved in stabilizing the Libyan crisis. For its short-term economic and financial projections, Eni is assuming an average Brent price of 111 $/bbl for the full year 2011. Management expects that the European gas market will remain weak against the backdrop of sluggish demand growth, abundant supplies and ongoing competitive pressures. Profitability of gas operators will continue to suffer from negative spreads between spot prices at continental hubs and the oil-linked cost of gas supplies provided in long-term contracts, in spite of the fact that spot prices have recovered throughout the year. Refining margins are expected to remain at unprofitable levels as high feedstock costs and rising oil-linked costs for plant utilities are partially absorbed by refined products prices pressured by sluggish demand and excess capacity.
Against this backdrop, management expectations about the main trends in the Company’s businesses for 2011 are disclosed below.

-	Production of liquids and natural gas: is forecast to decline from the level achieved in 2010 (1.815 million boe/d at 80 $/bbl) at the Company’s pricing scenario of 111 $/bbl for the full year. The decline is expected as a result of volume losses in Libya following the shutdown of almost all of the Company’s production facilities. Assuming an addition from the resumption of Libyan activities in the fourth quarter of 2011 compared to the plateau recorded in the third quarter, management forecasts a 10 percentage point reduction in the expected production plateau for the full year at a constant pricing scenario. Management has been implementing its plans to target production growth in the Company’s assets by ramping up fields that were started in 2010, starting up new fields as well as executing production optimizations in particular in Nigeria, Norway, Egypt, Angola and the United Kingdom. In addition to those already achieved in the nine-month period to September 30, 2011, the Company is planning to start new field production in Italy, Egypt and Nigeria in the fourth quarter of the year;
-	Worldwide gas sales: are expected to grow compared to the level achieved in 2010 (in 2010 actual sales amounted to 97.06 bcm), in spite of expected sales losses at certain Italian importers due disruption of gas supplies from Libya. Management plans to drive volume growth in Italy, leveraging client additions in the power generation, industrial and wholesale segments, as well as regaining significant market share, and capitalizing on organic growth in key European markets. Considering mounting competitive pressure in the gas market, the achievement of the planned volume targets will be underpinned by strengthening the Company’s leadership on the European market; marketing actions intended to strengthen the customer base in the domestic market and renegotiating the Company’s long-term gas purchase contracts. The cash flow impact associated with lower sales to Italian shippers will be offset by expected lower cash outflows associated with the Company’s take-or-pay gas purchase contracts as the Company is planning to meet lower availability of Libyan gas with gas from other sources in its portfolio;
-	Regulated businesses in Italy: will benefit from the pre-set regulatory return on new capital expenditure and continuing efficiency actions;
-	Refining throughputs on Eni’s account: are expected to decline compared to 2010 (actual throughputs in 2010 were 34.8 mmtonnes). The decline is mainly expected at the Venice refinery due to a weak trading environment forcing the Company to cut production and difficulties in supplying Libyan crude oil. Higher volumes are expected to be processed at the Sannazzaro and Taranto refineries. Also the Company expects to cope with an unfavorable trading environment by stepping up efficiency efforts and optimizing refinery cycles;
-	Retail sales of refined products in Italy and the rest of Europe: are expected to be slightly lower than in 2010 (11.73 mmtonnes in 2010) against the backdrop of weaker fuel demand. Management plans to counteract that negative trend by leveraging selective pricing and marketing initiatives, developing the "non-oil" business and service upgrade;
-	The Engineering & Construction business: confirms solid results due to increasing turnover and a robust order backlog.

In 2011, management expects capital expenditure to be broadly in line with 2010 (euro 13.87 billion was invested in 2010), these investments will be mainly directed towards developing giant fields, starting production at new important fields in the Exploration & Production Division, refinery upgrading related in particular to the realization of the EST project, completing the program of enhancing Saipem’s fleet of vessels and rigs, and upgrading the natural gas transport infrastructure. Management expects to invest approximately euro 0.8 billion in new portfolio initiatives. Assuming a Brent price of 111 $/barrel, the proceeds from the divestment of certain assets which are in the final stage of the divestiture procedure and the benefit associated with ongoing renegotiations of the Company's gas purchase contracts, management forecasts that the ratio of net borrowings to total equity (leverage) at year-end will be lower than in 2010.

This press release for the third quarter and the first nine months of 2011 (unaudited) provides data and information on business and financial performance in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF). In this press release results and cash flows are presented for the third quarter, the second quarter and the first nine months of 2011 and for the third quarter and the first nine months of 2010. Information on liquidity and capital resources relates to the end of the periods as of September 30, 2011, June 30, 2011, and December 31, 2010. Tables contained in this press release are comparable with those presented in management’s disclosure section of the Company’s annual report and interim report. Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

Cautionary statement
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first half of the year cannot be extrapolated on an annual basis.

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Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and the nine months of 2011 (unaudited) is also available on the Eni web site: eni.com.

Quarterly consolidated report
Summary results for the third quarter and the nine months of 2011
 (euro million)

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

22,704	24,596	26,112	15.0	Net sales from operations	70,410	79,487	12.9
4,084	3,810	4,504	10.3	Operating profit	13,236	13,952	5.4
28	(240)	(68)		Exclusion of inventory holding (gains) losses	(749)	(977)
(6)	433	177		Exclusion of special items	78	740
				of which:
	69			- non-recurring items		69
(6)	364	177		- other special items	78	671

4,106	4,003	4,613	12.3	Adjusted operating profit (a)	12,565	13,715	9.2
				Breakdown by Division:
3,296	3,826	3,931	19.3	Exploration & Production	9,856	11,877	20.5
446	251	352	(21.1)	Gas & Power	2,342	1,561	(33.3)
14	(114)	26	85.7	Refining & Marketing	(132)	(264)	(100.0)
31	(30)	(80)	..	Petrochemicals	(39)	(122)	..
316	378	333	5.4	Engineering & Construction	948	1,053	11.1
(54)	(60)	(52)	3.7	Other activities	(162)	(157)	3.1
(39)	(69)	(94)	..	Corporate and financial companies	(179)	(247)	(38.0)
96	(179)	197		Impact of unrealized intragroup profit elimination (b)	(69)	14
46	(292)	(462)		Net finance (expense) income (a)	(508)	(837)
178	414	212		Net income from investments (a)	699	891
(2,195)	(2,443)	(2,513)		Income taxes (a)	(6,820)	(7,627)
50.7	59.2	57.6		Tax rate (%)	53.5	55.4

2,135	1,682	1,850	(13.3)	Adjusted net profit	5,936	6,142	3.5

1,724	1,254	1,770	2.7	Net profit attributable to Eni’s shareholders	5,770	5,571	(3.4)
16	(170)	(10)		Exclusion of inventory holding (gains) losses	(514)	(654)
(62)	352	35		Exclusion of special items	(89)	512
				of which:
	69			- non recurring items		69
(62)	283	35		- other special items	(89)	443

1,678	1,436	1,795	7.0	Adjusted net profit attributable to Eni’s shareholders	5,167	5,429	5.1

				Net profit attributable to Eni’s shareholders
0.48	0.35	0.49	2.1	per share (euro)	1.59	1.54	(3.1)
1.24	1.01	1.38	11.3	per ADR ($)	4.18	4.33	3.6
				Adjusted net profit attributable to Eni’s shareholders
0.46	0.40	0.50	8.7	per share (euro)	1.43	1.50	4.9
1.19	1.15	1.41	18.5	per ADR ($)	3.76	4.22	12.2
3,622.5	3,622.6	3,622.7		Weighted average number of outstanding shares (c)	3,622.4	3,622.6
2,409	4,411	2,609	8.3	Net cash provided by operating activities	11,548	11,205	(3.0)

2,851	3,740	2,929	2.7	Capital expenditure	9,958	9,544	(4.2)

(a)	Excluding special items. For a detailed explanation of adjusted net profit by Division see page 25.
(b)	This item mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(c)	Fully diluted (million shares).

Trading environment indicators
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

76.86	117.36	113.46	47.6	Average price of Brent dated crude oil (a)	77.14	111.93	45.1
1.291	1.439	1.413	9.5	Average EUR/USD exchange rate (b)	1.316	1.406	6.9
59.54	81.56	80.30	34.9	Average price in euro of Brent dated crude oil	58.62	79.59	35.8
2.09	1.09	2.87	37.3	Average European refining margin (c)	2.63	1.90	(27.8)
2.48	2.20	2.92	17.7	Average European refining margin Brent/Ural (c)	3.42	2.82	(17.5)
1.62	0.76	2.03	25.3	Average European refining margin in euro	2.00	1.35	(32.5)
6.68	9.36	8.74	30.8	Price of NBP gas (d)	5.99	9.06	51.3
0.9	1.4	1.6	79.3	Euribor - three-month euro rate (%)	0.7	1.4	83.8
0.4	0.3	0.3	(23.1)	Libor - three-month dollar rate (%)	0.4	0.3	(19.4)

(a)	In USD per barrel. Source: Platt’s.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean based. Source: Eni calculations based on Platt’s data.
(d)	In USD per million of btu.

Group results

Eni reported increased net profit attributable to Eni’s shareholders for the third quarter of 2011 at euro 1,770 million, up euro 46 million, or 2.7%, from the year-earlier quarter. The increase reflected an improved operating performance (up by 10.3%) mainly due to the better performance from the Exploration & Production, Engineering & Construction and Refining & Marketing Divisions, which were partly offset by weak trends in Eni’s downstream gas business and petrochemicals. The quarterly increase in operating profit was partly offset by higher net finance charges (up euro 522 million) mainly due to losses on fair value evaluation through profit and loss of certain derivative instruments on interest and exchange rates which did not meet the formal criteria to be designed as hedges under IFRS. Furthermore, quarterly results were negatively affected by a higher consolidated tax rate up by approximately 8 percentage points, mainly due to: (i) higher taxable profit reported by subsidiaries of the Exploration & Production Division operating outside Italy, and (ii) recently enacted tax provisions for Italian subsidiaries as per Decree No. 148 of September 2011, converting the Law Decree No. 138/2011 pursuant to urgent measures for financial stabilization and economic development. This Law enacted a rate of 10.5 percentage points in the Italian windfall tax levied on energy companies (the so-called Robin Tax), representing an increase of four percentage points from the previous rate, and its extension to gas transport and distribution companies with retroactive effects to the beginning of the year. The increase adds to the ordinary Italian statutory tax rate of 27.5% on corporate profits, bringing the total statutory tax rate to 38%, and a further 3.9% to 4.2% rate provided by an Italian local tax basically levied on a taxable gross margin given by revenues less raw material and services costs as well as amortization charges. As a result of the increased Robin Tax, net profit for the third quarter of 2011 was affected by higher currently payable income taxes amounting to euro 166 million (euro 130 million the impact on the adjusted net profit), including income taxes pertaining to the first half of 2011 (approximately euro 116 million; euro 80 million the impact on the adjusted net profit).

Net profit attributable to Eni’s shareholders for the first nine months of 2011 amounted to euro 5,571 million, down euro 199 million from 2010, or 3.4%, due to higher income taxes (down euro 791 million) with an increased Group’s tax rate (up by 3.6 percentage points) and increasing net finance charges (down euro 298 million). These negatives were partly offset by a better operating performance (up 5.4%) mainly recorded by the Exploration & Production Division benefiting from higher crude oil prices.

In the third quarter of 2011 adjusted net profit attributable to Eni’s shareholders amounted to euro 1,795 million, up euro 117 million from the third quarter of 2010, or 7%. In the first nine months of 2011, adjusted net profit was euro 5,429 million, up euro 262 million, or 5.1% from the first nine months of 2010. Adjusted net profit for the quarter was calculated excluding an inventory holding gain amounting to euro 10 million and special charges amounting to euro 35 million, resulting in a positive adjustment of euro 25 million. In the first nine months of 2011, an inventory holding gain of euro 654 million and special charges of euro 512 million resulted in a negative adjustment of euro 142 million.

In the first nine months of 2011, special charges in the operating profit included: (i) impairment charges of mineral assets in the Exploration & Production segment (euro 305 million), as certain gas properties in the USA were impaired due to negative reserve revisions and a reduced outlook for gas prices. In addition capital expenditure made in the period for safety reasons in the Refining & Marketing and Petrochemical Divisions plants was written off, as it related to assets totally impaired in previous reporting periods; (ii) a provision amounting to euro 69 million was accrued with regard to an antitrust proceeding in the European sector of elastomers following a decision by the European Court of Justice; (iii) negative fair value evaluation of certain commodity derivatives which did not meet the formal criteria for hedge accounting provided by IAS 39 (euro 234 million); (iv) environmental provisions and provisions for redundancy incentives (euro 63 million and euro 54 million, respectively). Special gains in the period mainly related to gains on disposal of marginal assets in the Exploration & Production Division.

Results by Division

The increase in the Group adjusted net profit reported in the third quarter of 2011 (up 7%) reflected an improved operating performance (up 12.3%) from the Exploration & Production Division and, to a less extent, the Engineering & Construction and Refining & Marketing Divisions, partly offset by lowered results in the Petrochemical and Gas & Power Divisions. In the first nine months of 2011, the Group adjusted net profit increased by 5.1%, reflecting higher operating profit (up 9.2%) mainly due to better performance reported by the Exploration & Production Division and, to a less extent, the Engineering & Construction segment.

Exploration & Production
In the third quarter of 2011, the Exploration & Production Division reported improved adjusted operating profit, which was up by 19.3% to euro 3,931 million (up 20.5% in the first nine months) driven by higher hydrocarbon realizations in dollars (up by 37.8% and 33.5% on average, in the third quarter and first nine months respectively) reflecting a favorable trading environment. These positives were partly offset by the impact associated with a lowered Libyan output and the appreciation of the euro vs. the US dollar. Adjusted net profit for the third quarter of 2011 was up by 24.5% to euro 1,655 million and by 28.9% to euro 5,172 million for the first nine months of 2011.

Engineering & Construction
The Engineering & Construction segment reported a solid operating performance of euro 333 million and euro 1,053 million in the third quarter and the first nine months of 2011 respectively (up by 5.4% and 11.1%) driven by revenue growth and higher profitability of works executed, mainly in the onshore and drilling offshore businesses. Adjusted net profit increased by 10.5% and 12.8% respectively in the two reporting periods.

Refining & Marketing
In the third quarter of 2011 the Refining & Marketing Division reported adjusted operating profit of euro 26 million, increasing by euro 12 million from the third quarter of 2010, driven by a slightly improved refining margins, and efficiency gains. Results were partly offset by a decreased performance in Marketing activities. Adjusted net profit for the quarter was barely unchanged at euro 44 million.
In the first nine months of 2011 the Refining & Marketing Division reported widening losses amounting to euro 264 million, up euro 132 million from the same period in the previous year. Losses were driven by sharply lower refining margins driven by higher crude oil and oil-linked utilities costs which were only partially transferred to end prices of products pressured by weak industry fundamentals. Marketing results were penalized by weak consumption and rapidly-escalating costs for products not fully transferred in prices at the pump.
Net adjusted loss for the first nine months of 2011 amounted to euro 132 million (compared to the break even recorded in the first nine months of 2010) driven by the weakening operating performance.

Gas & Power
In the third quarter of 2011, the Gas & Power Division reported lower adjusted operating profit which was down by 21.1% from the third quarter of 2010 (down by 33.3% in the first nine months of 2011). The result was negatively affected by a contraction in the performance of the Marketing business which suffered losses in both the third quarter and the nine months of 2011 (down by euro 174 million and euro 934 million from the third quarter and the first nine months of 2010, respectively). The Marketing business was affected by sharply lower gas margins both in Italy and Europe, which were dragged down by strong competitive pressures, oversupply and a weak demand trend negatively impacting selling prices. Also the quarterly performance was impacted by disruption in Libyan gas availability which affected both the supply mix, sales to shippers which import Libyan gas to Italy, as well as by the unfavorable trends in energy parameters. These negatives were partly offset by the renegotiation of a long-term supply contract by Distrigas. The lower results of the Marketing business were partly offset by the better operating performance of the International Transport business (up by 82.8% in the quarter; up by 28.4% in the first nine months) and by the Regulated Business in Italy (up by 6.4% in the quarter; up by 5% in the first nine months). The adjusted net profit of the Division was euro 206 million in the third quarter (down by 53%) and euro 1,208 million in the first nine months (down by 36.9%).

Petrochemicals
In the third quarter of 2011 the Petrochemical Division reported an operating loss of euro 80 million, reversing the year-earlier profit of euro 31 million (down by euro 111 million). In the first nine months of 2011 the operating loss increased by euro 83 million to a loss of euro 122 million. Those trends were negatively impacted by falling product margins, with the cracker margin severely hit by higher supply costs of oil-based feedstock which were not recovered in sales prices on end markets, and a substantial decrease in demand due to expectations for a reduction of prices of petrochemical commodities on the marketplace. Adjusted net loss increased by euro 75 million to a loss of euro 57 million for the quarter (down euro 37 million to a loss of euro 85 million in the first nine months of 2011).

Liquidity and capital resources
Summarized Group Balance Sheet4

(euro million)	Dec. 31, 2010	June 30, 2011	Sept. 30, 2011	Change vs Dec. 31, 2010	Change vs June 30, 2011

Fixed assets
Property, plant and equipment	67,404	67,162	70,314	2,910	3,152
Inventories - compulsory stock	2,024	2,370	2,335	311	(35)
Intangible assets	11,172	10,891	10,858	(314)	(33)
Equity-accounted investments and other investments	6,090	6,079	6,331	241	252
Receivables and securities held for operating purposes	1,743	1,746	1,864	121	118
Net payables related to capital expenditures	(970)	(1,130)	(1,333)	(363)	(203)

	87,463	87,118	90,369	2,906	3,251
Net working capital
Inventories	6,589	6,911	8,159	1,570	1,248
Trade receivables	17,221	15,277	16,154	(1,067)	877
Trade payables	(13,111)	(11,293)	(11,750)	1,361	(457)
Tax payables and provisions for net deferred tax liabilities	(2,684)	(3,753)	(4,207)	(1,523)	(454)
Provisions	(11,792)	(11,743)	(11,692)	100	51
Other current assets and liabilities	(1,286)	(180)	(275)	1,011	(95)

	(5,063)	(4,781)	(3,611)	1,452	1,170
Provisions for employee post-retirement benefits	(1,032)	(1,064)	(1,069)	(37)	(5)
Net assets held for sale including net borrowings	479	409	240	(239)	(169)

CAPITAL EMPLOYED, NET	81,847	81,682	85,929	4,082	4,247

Shareholders’ equity
Eni shareholders’ equity	51,206	50,942	52,946	1,740	2,004
Non-controlling interest	4,522	4,762	4,710	188	(52)
	55,728	55,704	57,656	1,928	1,952
Net borrowings	26,119	25,978	28,273	2,154	2,295

Total liabilities and shareholders’ equity	81,847	81,682	85,929	4,082	4,247

Leverage	0.47	0.47	0.49	0.02	0.02

The slight appreciation of the euro versus the US dollar as of September 30, 2011 from December 31, 2010 (the EUR/USD exchange rate was 1.350 as of September 30, 2011, as compared to 1.336 as of December 31, 2010, up by 1.1%) reduced net capital employed, net equity and net borrowings by euro 457 million, euro 299 million, and euro 158 million respectively, due to exchange rate translation differences. On the contrary, the depreciation of the euro vs. the US dollar from June 30, 2011 (down by 6.6%), resulted in an increase of net capital employed, net equity and net borrowings of euro 2,309 million, euro 2,075 million, and euro 234 million respectively compared to that date.

Fixed assets amounted to euro 90,369 million, representing an increase of euro 2,906 million from December 31, 2010, reflecting the positive balance of capital expenditure incurred in the period (euro 9,544 million) as well as depreciation, depletion, amortization and impairment charges (euro 6,223 million).

Net working capital amounted to a negative euro 3,611 million, representing an increase of euro 1,452 million from the closing balance as of December 31, 2010. This was due to increasing oil, gas and petroleum products inventories (up euro 1,570 million) impacted by rising oil and product prices on inventories stated at the weighted average cost and increased current and non current other assets and liabilities (up euro 1,011 million) mainly reflecting payment of payables in respect of the Company’s gas suppliers outstanding as the end of 2010 due to

(4)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

the take-or-pay position accrued in 2010 (euro 170 million) and a higher balance of receivables and payables from joint-venture partners in the Exploration & Production Division. These increases were partly offset by higher tax payables and net provisions for deferred tax liabilities accrued in the period (down euro 1,523 million). The reduction of trade payables (euro 1,361 million) was absorbed by a similar amount relating to the reduction of trade receivables (euro 1,067 million).

Net assets held for sale including related liabilities (euro 240 million) mainly related to the associate TAG GmbH, and Eni’s subsidiaries and associates engaged in gas transport in Germany and Switzerland for which preliminary agreements have been signed to divest them to third parties.

Shareholders’ equity including non-controlling interest of euro 57,656 million increased by euro 1,928 million from the end of 2010. The comprehensive income for the period of euro 6,171 million which consisted of net profit for the period (euro 6,284 million), partly offset by negative exchange rate translation differences (down euro 299 million) and other items, was partly absorbed by dividend payments to Eni’s shareholders (euro 3,695 million, of which euro 1,884 million relating to the 2011 interim dividend) and non-controlling interests, mainly Snam Rete Gas and Saipem (euro 547 million).

Summarized Group Cash Flow Statement5
(euro million)

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

2,181	1,500	1,825	Net profit	6,539	6,284
			Adjustments to reconcile net profit to cash provided by operating activities:
1,642	1,939	2,052	- depreciation, depletion and amortization and other non monetary items	6,045	5,994
(135)	(9)	(48)	- net gains on disposal of assets	(379)	(76)
2,243	2,280	2,641	- dividends, interest, taxes and other changes	7,076	7,828
(1,798)	1,367	(2,082)	Changes in working capital related to operations	(1,685)	(2,444)
(1,724)	(2,666)	(1,779)	Dividends received, taxes paid, interest (paid) received during the period	(6,048)	(6,381)

2,409	4,411	2,609	Net cash provided by operating activities	11,548	11,205
(2,851)	(3,740)	(2,929)	Capital expenditures	(9,958)	(9,544)
(186)	(87)	(92)	Investments and purchase of consolidated subsidiaries and businesses	(301)	(220)
107	77	231	Disposals	902	334
104	295	187	Other cash flow related to capital expenditures, investments and disposals	(102)	287

(417)	956	6	Free cash flow	2,089	2,062
12	47	79	Borrowings (repayment) of debt related to financing activities	18	59
2,090	750	1,820	Changes in short and long-term financial debt	1,724	1,933
(1,808)	(2,181)	(1,882)	Dividends paid and changes in non-controlling interest and reserves	(3,956)	(4,058)
(40)	(20)	44	Effect of changes in consolidation and exchange differences	29	(4)

(163)	(448)	67	NET CASH FLOW FOR THE PERIOD	(96)	(8)

Change in net borrowings
(euro million)

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

(417)	956	6	Free cash flow	2,089	2,062
306	198	(419)	Exchange differences on net borrowings and other changes	(339)	(158)
(1,808)	(2,181)	(1,882)	Dividends paid and changes in non-controlling interest and reserves	(3,956)	(4,058)
(1,919)	(1,027)	(2,295)	CHANGE IN NET BORROWINGS	(2,206)	(2,154)

(5)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Net cash provided by operating activities amounted to euro 11,205 million in the first nine months of 2011.
Cash outflows relating to capital expenditure totaling euro 9,544 million and dividend payments amounting to euro 4,092 million (which included dividends to Eni’s shareholders amounting to euro 3,695 million and the remaining amounts to non-controlling interests, particularly Saipem and Snam Rete Gas) were only partly financed by cash flow from operating activities and proceeds from asset disposals (euro 334 million, relating to a gas distribution activity in Brazil and non-strategic assets in the Exploration & Production Division). As a result of those cash flows, net borrowings as of September 30, 2011 increased by euro 2,154 million compared to December 31, 2010 to euro 28,273 million.

Furthermore cash flow provided by operating activities was negatively affected by lower cash inflow of euro 154 million associated with transferring trade receivables due beyond December 31, 2010 to factoring institutions amounting to euro 1,279 million in the fourth quarter of 2010, while the balance at September 30, 2011 benefited from transferring euro 1,125 million of trade receivables due beyond that date.

Other information

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of non-EU Countries.

Italian continuing listing standards provides for the adoption of certain measures on the part of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of non-EU Countries, and also have a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of September 30, 2011, nine of Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd and Eni Finance USA Inc – fall within the scope of the new continuing listing standard as stated in the Interim Consolidated Report as of June 30, 2011. Eni has adopted adequate procedures to ensure full compliance with the applicable regulation.

Financial and operating information by Division for the third quarter and the nine months of 2011 is provided in the following pages.

Exploration & Production

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

6,648	6,778	6,933	4.3	Net sales from operations		21,217	21,185	(0.2)
3,369	3,693	3,919	16.3	Operating profit		10,067	11,718	16.4
(73)	133	12		Exclusion of special items:		(211)	159
1	141			- asset impairments		30	141
(57)	(11)			- gains on disposal of assets		(224)	(28)
5	2	11		- provision for redundancy incentives		13	15
(23)	1	1		- re-measurement gains/losses on commodity derivatives		(31)	31
1				- other		1
3,296	3,826	3,931	19.3	Adjusted operating profit		9,856	11,877	20.5
(50)	(59)	(57)		Net financial income (expense) (a)		(156)	(173)
16	295	36		Net income (expense) from investments (a)		282	448
(1,933)	(2,378)	(2,255)		Income taxes (a)		(5,969)	(6,980)
59.3	58.5	57.7		Tax rate	(%)	59.8	57.4
1,329	1,684	1,655	24.5	Adjusted net profit		4,013	5,172	28.9

				Results also include:
1,578	1,580	1,396	(11.5)	- amortization and depreciation		5,036	4,564	(9.4)
				of which:
251	310	249	(0.8)	exploration expenditures		881	825	(6.4)
185	234	180	(2.7)	- amortization of exploratory drilling expenditures and other		601	577	(4.0)
66	76	69	4.5	- amortization of geological and geophysical exploration expenses		280	248	(11.4)
1,967	2,767	2,026	3.0	Capital expenditure		7,117	6,745	(5.2)
				of which:
203	253	196	(3.4)	- exploratory expenditure (b)		718	685	(4.6)

				Production (c) (d)
948	793	793	(16.4)	Liquids (e)	(kbbl/d)	979	828	(15.4)
4,203	3,867	3,773	(10.1)	Natural gas	(mmcf/d)	4,377	3,997	(8.9)
1,705	1,489	1,473	(13.6)	Total hydrocarbons	(kboe/d)	1,768	1,548	(12.4)

				Average realizations
70.37	108.59	104.42	48.4	Liquids (e)	($/bbl)	71.22	102.70	44.2
5.67	6.34	6.45	13.7	Natural gas	($/mmcf)	5.74	6.25	8.9
53.63	76.39	73.88	37.8	Total hydrocarbons	($/boe)	54.05	72.15	33.5

				Average oil market prices
76.86	117.36	113.46	47.6	Brent dated	($/bbl)	77.14	111.93	45.1
59.54	81.56	80.30	34.9	Brent dated	(euro/bbl)	58.62	79.59	35.8
76.04	102.44	89.70	18.0	West Texas Intermediate	($/bbl)	77.50	95.37	23.1
151.15	153.97	145.50	(3.7)	Gas Henry Hub	($/kcm)	161.74	149.03	(7.9)

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 44.
(d)	Includes Eni’s share of production of equity-accounted entities.
(e)	Includes condensates.

Results

In the third quarter of 2011, the Exploration & Production Division reported an adjusted operating profit amounting to euro 3,931 million, increasing by euro 635 million, or 19.3%, from the third quarter of 2010, driven by higher oil and gas realizations (oil up 48.4%; natural gas up 13.7%). This positive factor was partly offset by the impact associated with a lowered Libyan output due to continued disruptions at Eni’s producing sites as disclosed in the operating review below. In addition, the result of the Division was negatively impacted by the appreciation of the euro vs. the US dollar (down approximately euro 200 million).

Adjusted net profit for the third quarter of 2011 was up by euro 326 million, or 24.5%, to euro 1,655 million due to an improved operating performance.

Adjusted operating profit for the first nine months of 2011 was euro 11,877 million, representing an increase of euro 2,021 million from the first nine months of 2010, up 20.5%, driven by higher oil and gas realizations (oil up 44.2% and natural gas up 8.9%), partly offset by the impact associated with a lowered Libyan output and the appreciation of the euro vs. the US dollar (down approximately euro 500 million).

Special charges excluded from adjusted operating profit amounted to euro 159 million in the first nine months of 2011 (euro 12 million in the third quarter) and consisted mainly of impairment charges of gas properties in the USA, reflecting a reduced outlook for gas prices and downward reserve revisions, provision for redundancy incentives, gains on the divestment of non-strategic assets as well as the re-measurement gains recorded on fair value evaluation of the ineffective portion of certain cash flow hedge commodity derivatives.

Adjusted net profit for the first nine months of 2011 increased by euro 1,159 million to euro 5,172 million from the first nine months of 2010, up by 28.9%, due to an improved operating performance and higher results from equity-accounted and cost-accounted entities. The increase was also supported by a lower tax rate (down 2.4 percentage points) mainly due to non-taxable dividends from cost-accounted entities earned in the period and the reversal to profit of certain provisions which were taxed in previous reporting periods.

Operating review

Eni reported liquids and gas production of 1,473 kboe/d for the third quarter of 2011 down by 13.6% from the third quarter of 2010 reflecting disruptions in the Libyan output as Eni’s producing sites and the GreenStream pipeline continued to be shut down in the quarter, with the exception of the Wafa field to support local production of electricity and the Abu-Attifel field which restarted production late in the quarter only. Performance for the quarter was also negatively impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of 37 kboe/d compared to the year-earlier quarter, in addition to the above mentioned loss of Libyan output amounting to an estimated 200 kboe/d. Net of these effects, production for the quarter was unchanged. Production increases in Norway, Italy, Iraq and Egypt were absorbed by planned facility downtime mainly in the UK, as well as lower performance in Angola and Congo.

Liquids production (793 kbbl/d) decreased by 155 kbbl/d, or 16.4%, due to production losses in Libya, lower entitlements in the Company’s PSAs and lower performance in Angola and Congo. The main increases were registered in Norway, Italy, Iraq and Kazakhstan also due to planned facility downtime registered in the corresponding period of 2010.
Natural gas production (3,773 mmcf/d) decreased by 430 mmcf/d (down 10.1%) due to production losses in Libya and planned facility downtime mainly in the UK the partly offset by organic growth achieved in Egypt and Norway.

Eni reported liquids and gas production of 1,548 kboe/d in the first nine months of 2011 down by 12.4% from the first nine months of 2010 due to production losses in Libya. Performance was also negatively impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of approximately 35 kboe/d from the first nine months of 2010, in addition to the above mentioned loss of Libyan output amounting to an estimated 180 kboe/d. Net of these effects, production for the first nine months decreased by 0.8 percentage points mainly due to planned facility downtime and lower performance in Angola and Congo.
The main increases were recorded in Norway, Iraq and Egypt.

Liquids production (828 kbbl/d) decreased by 151 kbbl/d, or 15.4% due to production losses in Libya and lower entitlements in the Company’s PSAs and lower performance in Angola and Congo. The main increases were registered in Norway, Italy, Iraq and Kazakhstan.
Natural gas production (3,997 mmcf/d) decreased by 380 mmcf/d (down 8.9%) due to production losses in Libya and planned facility downtime mainly in the UK although this was partly offset by organic growth achieved in Egypt.

Liquids realizations for the third quarter increased by 48.4% on average in dollar terms (up by 44.2% in the first nine months), driven by higher oil prices for market benchmarks (the Brent crude price increased by 47.6% in the quarter; 45.1% in the first nine months). Eni’s average liquids realizations decreased by 1.65 $/bbl in the third quarter (1.55 $/bbl in the first nine months) due to the settlement of certain commodity derivatives relating to the sale of 2.3 mmbbl in the quarter (6.8 mmbbl in the first nine months). This was part of a derivative transaction the Company entered into in order to hedge exposure to the variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period, decreasing to approximately 2.2 mmbbl as of the end of September 2011. Eni’s average gas realizations increased at a slower pace in the quarter (up 13.7% in the quarter; up 8.9% in the first nine months), due to time lags in oil-linked pricing formulae and weak spot price in some areas (in particular USA).

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

			LIQUIDS
84.8	73.9	70.5	Sales volumes	(mmbbl)	257.0	220.0
7.1	2.3	2.3	Sales volumes hedged by derivatives "cash flow hedge"		21.3	6.8

71.52	110.28	106.07	Total price per barrel, excluding derivatives	($/bbl)	72.41	104.25
(1.15)	(1.69)	(1.65)	Realized gains (losses) on derivatives		(1.19)	(1.55)

70.37	108.59	104.42	Total average price per barrel		71.22	102.70

Gas & Power

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

5,812	6,235	7,265	25.0	Net sales from operations		20,480	24,114	17.7
438	184	338	(22.8)	Operating profit		2,346	1,432	(39.0)
(22)	(12)	(64)		Exclusion of inventory holding (gains) losses		(128)	(117)
30	79	78		Exclusion of special items:		124	246
7	3			- environmental charges		11	4
				- asset impairments		10
1	5			- gains on disposal of assets		2	5
		21		- risk provisions			21
3	3	2		- provision for redundancy incentives		11	8
19	74	54		- re-measurement gains/losses on commodity derivatives		90	208
	(6)	1		- other
446	251	352	(21.1)	Adjusted operating profit		2,342	1,561	(33.3)
(112)	(383)	(286)	..	Marketing		553	(381)	..
500	503	532	6.4	Regulated businesses in Italy		1,514	1,589	5.0
58	131	106	82.8	International transport		275	353	28.4
7	16	8		Net finance income (expense) (a)		14	29
118	103	85		Net income from investments (a)		313	304
(133)	(131)	(239)		Income taxes (a)		(755)	(686)
23.3	35.4	53.7		Tax rate	(%)	28.3	36.2
438	239	206	(53.0)	Adjusted net profit		1,914	1,208	(36.9)
393	446	411	4.6	Capital expenditure		1,070	1,136	6.2

				Natural gas sales	(bcm)
6.60	7.11	6.29	(4.7)	Italy		23.74	25.38	6.9
12.00	13.89	11.67	(2.8)	International sales:		44.56	45.91	3.0
9.88	11.59	9.15	(7.4)	- Rest of Europe		38.36	39.02	1.7
0.93	1.59	1.87	101.1	- Extra European markets		2.07	4.78	..
1.19	0.71	0.65	(45.4)	- E&P sales in Europe and in the Gulf of Mexico		4.13	2.11	(48.9)

18.60	21.00	17.96	(3.4)	WORLDWIDE GAS SALES		68.30	71.29	4.4
				of which:
15.32	18.15	15.35	0.2	- Sales of consolidated subsidiaries		57.58	62.27	8.1
2.09	2.14	1.96	(6.2)	- Eni’s share of sales of natural gas of affiliates		6.59	6.91	4.9
1.19	0.71	0.65	(45.4)	- E&P sales in Europe and in the Gulf of Mexico		4.13	2.11	(48.9)

10.70	9.66	9.55	(10.7)	Electricity sales	(TWh)	29.31	28.89	(1.4)
7.63	6.77	6.23	(18.3)	Free market		20.60	19.25	(6.6)
1.68	1.70	2.05	22.0	Italian Exchange for electricity		5.22	6.16	18.0
0.83	0.75	0.84	1.2	Industrial plants		2.39	2.42	1.3
0.56	0.41	0.43	(23.2)	Other (b)		1.10	1.06	(3.6)
17.31	18.31	17.54	1.4	Gas volumes transported in Italy	(bcm)	60.33	59.44	(1.5)

(a)	Excluding special items.
(b)	Includes positive and negative imbalances.

Results

In the third quarter of 2011, the Gas & Power Division reported adjusted operating profit of euro 352 million, a decrease of euro 94 million from the third quarter of 2010, down 21.1% as a result of a sharply lower loss in the Marketing business, although this was partly offset by a steady performance delivered by International Transport and Regulated Businesses in Italy. The Marketing business results did not take into account the benefit associated with ongoing renegotiations of the Company's long-term gas purchase compacts which may become effective earlier than end of September 2011. The Marketing business results did not take into account certain gains on non-hedging commodity derivatives amounting to euro 65 million and euro 47 million, in the third quarters of 2011 and 2010, respectively, which could be associated with sales of gas and electricity which occurred in both reporting periods. Those derivatives did not meet the formal criteria to be designated as hedges under IFRS and treated in accordance with hedge accounting; therefore gains or losses associated with those derivatives cannot be brought forward to the reporting periods when the associated sales occur. However, in assessing the underlying performance of the Marketing business, management calculates the EBITDA pro-forma adjusted which represents those derivatives as being hedges with associated gains and losses recognized in the reporting period when the relevant sales occur. Management believes that disclosing this measure is helpful in assisting investors to understand these particular business trends (see page 21). The EBITDA pro-forma adjusted also includes Eni’s share of results of associates and confirms the size of the decline of the business reflecting underlying business trends.

Special items excluded from operating profit amounted to net charges of euro 78 million for the quarter. These mainly related to negative fair value evaluation of certain commodity derivatives (euro 54 million) which did not meet the formal criteria for hedge accounting provided by IAS 39.
Adjusted net profit for the third quarter of 2011 was euro 206 million, a decrease of euro 232 million from 2010 (down by 53%) due to a lowered operating performance.

In the first nine months of 2011, the Gas & Power Division reported adjusted operating profit of euro 1,561 million, a decrease of euro 781 million from the first nine months of 2010, down 33.3%. The decrease was due to sharply lower results delivered by the Marketing business, partly offset by positive results from the International Transport and Regulated Businesses in Italy. In the nine months of 2011 results from the Marketing business were influenced by gains on non-hedging commodity derivatives amounting to euro 46 million which could be associated with future sales of gas and electricity. The first nine months of 2010 results did not take into account derivative gains of euro 129 million accrued in previous reporting periods. The EBITDA pro-forma adjusted which represents those derivatives as being hedges with associated gains and losses recognized in the reporting period when the relevant sales occur confirms the size of the decline of the business (down 83.5%) reflecting underlying business trends. The EBITDA pro-forma adjusted also includes Eni’s share of results of associates.

Operating review

Marketing
In the third quarter of 2011, the Marketing business reported sharply higher operating losses to euro 286 million, which more than doubled compared to the third quarter 2010. Marketing results were negatively impacted by:

(i)	falling margins on gas sales registered in Italy and European markets, due to increasing competitive pressures, a prevailing oversupply in the marketplace as well as weak demand trends which negatively impacted selling prices;
(ii)	lower margins on power sales;
(iii)	disruptions in the availability of supplies of Libyan gas which negatively influenced both the supply mix, considering the higher competitiveness of the Libyan gas in relation to other supply sources in portfolio, and sales to shippers;
(iv)	scenario effects related to unfavorable trends in energy parameters to which gas costs and prices are indexed in certain contractual formulae.

These negatives were partly offset by the renegotiation of a long-term supply contract by Distrigas, as well as supply optimization efforts. Performance for the quarter also included a loss of euro 3 million recorded on fair value evaluation of certain commodity derivatives the Company entered into to manage economic margins as provided by the new business model of the Marketing activity.

In the first nine months of 2011, adjusted operating loss amounted to euro 381 million, a decrease of euro 934 million from the operating income recorded in the same period of the previous year. This was due to the same drivers described in the review on the third quarter results as well as negative seasonal effects in the first half of 2011. Performance for the period also included a gain of euro 48 million recorded on fair value evaluation of certain commodity derivatives the Company entered into to manage economic margins.

The adjusted results of both the third quarter 2011 and the first nine months of 2011 did not take into account the possible benefit associated with ongoing renegotiations of the Company’s long-term gas purchase contracts which may become effective earlier than end of September 2011.

NATURAL GAS SALES BY MARKET

(bcm)

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

6.60	7.11	6.29	(4.7)	ITALY	23.74	25.38	6.9
0.50	0.84	0.70	40.0	- Wholesalers	3.08	3.78	22.7
0.14			(100.0)	- Gas release	0.68		(100.0)
1.21	1.19	0.84	(30.6)	- Italian exchange for gas and spot markets	2.96	3.63	22.6
1.43	1.75	1.72	20.3	- Industries	4.52	5.46	20.8
0.06	0.09	0.06		- Medium-sized enterprises and services	0.72	0.61	(15.3)
1.32	1.17	1.19	(9.8)	- Power generation	2.90	3.53	21.7
0.38	0.54	0.37	(2.6)	- Residential	4.25	3.78	(11.1)
1.56	1.53	1.41	(9.6)	- Own consumption	4.63	4.59	(0.9)
12.00	13.89	11.67	(2.8)	INTERNATIONAL SALES	44.56	45.91	3.0
9.88	11.59	9.15	(7.4)	Rest of Europe	38.36	39.02	1.7
1.37	0.56	0.41	(70.1)	- Importers in Italy	6.72	2.82	(58.0)
8.51	11.03	8.74	2.7	- European markets	31.64	36.20	14.4
1.92	1.71	1.86	(3.1)	Iberian Peninsula	5.25	5.61	6.9
0.99	1.67	0.73	(26.3)	Germany/Austria	4.06	4.47	10.1
2.05	3.06	1.98	(3.4)	Belgium	9.91	9.06	(8.6)
0.17	0.27	0.16	(5.9)	Hungary	1.52	1.50	(1.3)
0.89	1.26	0.97	9.0	UK/Northern Europe	3.18	3.90	22.6
1.03	1.41	1.53	48.5	Turkey	2.48	4.80	93.5
1.08	1.58	1.10	1.9	France	4.09	5.23	27.9
0.38	0.07	0.41	7.9	Other	1.15	1.63	41.7
0.93	1.59	1.87	101.1	Extra European markets	2.07	4.78	..
1.19	0.71	0.65	(45.4)	E&P sales in Europe and in the Gulf of Mexico	4.13	2.11	(48.9)
18.60	21.00	17.96	(3.4)	WORLDWIDE GAS SALES	68.30	71.29	4.4

Sales of natural gas in the third quarter of 2011 were 17.96 bcm (including Eni’s own consumption, Eni’s share of sales made by affiliates and upstream sales in Europe and the Gulf of Mexico) representing a decrease of 0.64 bcm, down 3.4%, due to sharply lower off-takes by importers to Italy and lower marketed volumes on the domestic market.
Sales volumes in the Italian market amounted to 6.29 bcm, down 0.31 bcm or 4.7%, driven by lower spot volumes on the PVS (down 0.37 bcm) and lower supplies to the power generation segment (down 0.13 bcm). These negatives were partly offset by higher off-takes from industrial users (up 0.29 bcm) and wholesalers driven by client addition (up 0.20 bcm). Sales to the residential segment were nearly unchanged at 0.37 bcm (up 0.01 bcm).
Sales to shippers which import gas to Italy fell sharply by 0.96 bcm (down 70.1%) due to the lower availability of Libyan gas.
Sales in the European markets increased by 0.23 bcm (or 2.7%) in particular in Turkey (up 0.50 bcm) and in UK/Northern Europe (up 0.08 bcm), partly absorbed by lower sales in Germany/Austria (down 0.26 bcm).
Sales to markets outside Europe increased by 0.94 bcm due to higher gas sales in the USA and LNG sales in Argentina and Japan, partly offset by lower sales in Brazil related to the divestment of Eni’s interest in Gas Brasiliano Distribuidora.

Sales of natural gas (including Eni’s own consumption, Eni’s share of sales made by affiliates and upstream sales in Europe and the Gulf of Mexico) for the first nine months of 2011 were 71.29 bcm registering an increase of 2.99 bcm, up 4.4% from the first nine months of 2010.
Sales in Italy were 25.38 bcm increasing by 1.64 bcm from the first nine months off 2010 (up 6.9%) due to positive effects of marketing activities aimed at recapturing clients and increasing market share in the main utilization segments (industrial up 0.94 bcm; wholesalers up 0.70 bcm; power generation up 0.63 bcm). Spot sales on the PVS increased by up 0.67 bcm. The residential segment registered a decrease due to lower seasonal consumption (down 0.47 bcm).
Sales to shippers which import gas to Italy decreased by 3.90 bcm (down 58%) due to the closure of the GreenStream importing pipeline.

All the European markets but Belgium posted sales growth in the nine months of 2011 increasing by 4.56 bcm to 36.20 bcm, up 14.4% from the first nine months of 2010. Large increases were recorded in the target markets of Turkey (up 2.32 bcm), France (up 1.14 bcm), UK/Northern Europe (up 0.72 bcm), Germany/Austria (up 0.41 bcm) and the Iberian Peninsula (up 0.36 bcm). Sales in Belgium decreased by 0.85 bcm due to the unfavorable weather conditions and increasing competitive pressure in wholesale segment.
Sales to markets outside Europe increased by 2.71 bcm due to higher gas sales in the USA and LNG sales in Argentina and Japan, partly offset by lower sales in Brazil related to the divestment of Eni’s interest in Gas Brasiliano Distribuidora.

Electricity sales for the third quarter of 2011 decreased by 10.7% to 9.55 TWh (down to 28.89 TWh or 1.4%) due to higher competitiveness of renewable sources in power generation. These negatives were partly offset by higher volumes traded on the Italian power exchange (up 0.37 TWh and 0.94 TWh from the third quarter of 2010 and the first nine month of 2010, respectively).

Regulated Businesses in Italy
In the third quarter of 2011 these businesses reported adjusted operating profit of euro 532 million, up euro 32 million from the same period a year-ago, or 6.4%, due to improved results in all businesses. The Distribution business (up euro 15 million) positively influenced by the impact associated with a new tariff regime set by the Authority for Electricity and Gas intended to cover amortization charges; the Storage business (up euro 13 million) driven by higher service fees related to larger amounts of natural gas destined to storage in summer months; the Transport business (up euro 4 million, or 1.3%) reflecting higher yields of new capital expenditure and efficiency gains.

In the first nine months of 2011, these businesses reported an adjusted operating profit of euro 1,589 million, up euro 75 million, or 5%. The Distribution (up euro 38 million) and Storage (up euro 22 million) businesses both reported better results due to the same factors described above, also Transport improved (up euro 15 million) in spite of lower transported volumes.

Volumes of gas transported in Italy amounted to 17.54 bcm in the third quarter of 2011 registering an increase when compared to the corresponding period a year ago due to higher volumes of natural gas input in the domestic storage deposits. Volumes of gas transported in Italy in the first nine months decreased by 0.89 bcm mainly due to lower natural gas demand in Italy.

International Transport
This business reported an adjusted operating profit of euro 106 million for the third quarter of 2011 (euro 353 million for the first nine months) representing an increase of euro 48 million from the third quarter of 2010, or 82.8% (up euro 78 million, or 28.4%, from the first nine months of 2010). This was mainly due to higher activity registered in connection with an incident occurred in 2010 to the Swiss section of the international gas transport pipelines connecting Northern Europe to Italy forcing the shutdown of the line.

Other performance indicators

Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

675	338	550	(18.5)	Pro-forma adjusted EBITDA	2,932	1,942	(33.8)
128	(234)	(10)	(107.8)	Marketing	1,283	212	(83.5)
47	(52)	65		of which: +/(-) adjustment on commodity derivatives	129	(46)
368	367	388	5.4	Regulated businesses in Italy	1,097	1,148	4.6
179	205	172	(3.9)	International transport	552	582	5.4

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit which is also modified to take into account the impact associated with certain derivatives instruments as discussed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates. Snam Rete Gas’ EBITDA is included according to Eni’s share of equity (55.54% as of September 30, 2011, which takes into account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas, due to the restructuring of Eni’s regulated business in the Italian gas sector whereby the parent company Eni SpA divested the entire share capital of the two subsidiaries to Snam Rete Gas. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

10,724	13,015	13,141	22.5	Net sales from operations		30,979	37,962	22.5
(65)	73	32	(149.2)	Operating profit		295	408	38.3
45	(229)	(35)		Exclusion of inventory holding (gains) losses		(492)	(772)
34	42	29		Exclusion of special items:		65	100
2	12	7		- environmental charges		36	33
14	22	13		- asset impairments		47	51
	(5)	1		- gains on disposal of assets		(10)	(8)
	5			- risk provisions			5
2	5	2		- provision for redundancy incentives		8	10
15	(4)	2		- re-measurement gains/losses on commodity derivatives		(17)	(4)
1	7	4		- other		1	13
14	(114)	26	85.7	Adjusted operating profit		(132)	(264)	(100.0)
				Net finance income (expense) (a)
33	11	21		Net income (expense) from investments (a)		99	59
1	24	(3)		Income taxes (a)		32	73
..	..	..		Tax rate	(%)	..	..
48	(79)	44	(8.3)	Adjusted net profit		(1)	(132)	..
63	184	191	..	Capital expenditure		330	507	53.6

				Global indicator refining margin
2.09	1.09	2.87	37.3	Brent	($/bbl)	2.63	1.90	(27.8)
1.62	0.76	2.03	25.3	Brent	(euro/bbl)	2.00	1.35	(32.5)
2.48	2.20	2.92	17.7	Brent/Ural	($/bbl)	3.42	2.82	(17.5)

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
6.64	5.96	6.15	(7.4)	Refining throughputs of wholly-owned refineries		19.04	17.37	(8.8)
8.95	7.63	8.46	(5.5)	Refining throughputs on own account		25.82	24.23	(6.2)
7.60	6.30	7.22	(5.0)	Italy		21.90	20.55	(6.2)
1.35	1.33	1.24	(8.1)	Rest of Europe		3.92	3.68	(6.1)
3.19	2.90	3.03	(5.0)	Retail sales		8.81	8.57	(2.7)
2.28	2.14	2.23	(2.2)	Italy		6.46	6.31	(2.3)
0.91	0.76	0.80	(12.1)	Rest of Europe		2.35	2.26	(3.8)
3.56	3.19	3.55	(0.3)	Wholesale sales		9.76	9.74	(0.2)
2.50	2.22	2.47	(1.2)	Italy		6.87	6.88	0.1
1.06	0.97	1.08	1.9	Rest of Europe		2.89	2.86	(1.0)
0.11	0.11	0.11		Wholesale sales outside Europe		0.31	0.32	3.2

(a)	Excluding special items.

Results

In the third quarter of 2011 the Refining & Marketing business reported an adjusted operating profit amounting to euro 26 million up euro 12 million, or 85.7% from the corresponding period of 2010.
In spite of a weak and volatile trading environment, Eni’s refining margins posted a slight improvement from the third quarter of 2010, mainly due to an improved ratio of prices of the main distillates to the cost of the crude feedstock and widening spreads of gasoline and gasoil compared to fuel oil. These positives were partly offset by rising oil-linked costs for plant utilities (particularly fuel oil). Management pursued initiatives intended to boost efficiency and optimize refinery cycles in order to cope with a challenging trading environment.
Marketing activities showed a weaker performance due to lower fuel consumption, a different mix of sales volumes and increased expenses related to promotional initiatives.

In the third quarter of 2011 special charges excluded from adjusted operating profit amounted to euro 29 million and mainly related to impairment charges of capital expenditure made for safety reasons on refining and retail assets impaired in previous reporting periods, and environmental provisions.
In the third quarter of 2011, adjusted net profit was euro 44 million in line with the corresponding period of 2010 mainly due to a positive operating performance, but partly offset by lower profit recorded by lower profit recorded by associates (down euro 12 million).

In the nine months of 2011, the Refining & Marketing business increased its adjusted operating loss to euro 264 million, driven by sharply lower refining margins penalized by rising costs of oil-feedstock and oil-based utilities that were not transferred to product prices. Marketing activities also reported negative results due to lowering margins recorded in certain wholesale segments.

Special charges excluded from adjusted operating loss amounted to euro 100 million and mainly related to asset impairments and environmental provisions.

In the nine months of 2011, the Refining & Marketing business reported adjusted net loss of euro 132 million in stark contrast to the break-even results of the corresponding period of 2010 mainly due to lower operating results and decreased results of associates.

Operating review

Eni’s refining throughputs on own account for the third quarter of 2011 were 8.46 mmtonnes (24.23 mmtonnes in the nine months of 2011) decreasing by 5.5% from the third quarter of 2010 (down by 6.2% from the nine months of 2010). In Italy processed volumes for the third quarter decreased by 5% (down by 6.2% in the nine months) reflecting lower volumes at the Taranto refinery due to planned maintenance downtime, as well as the Livorno refinery due to unplanned standstills, while the Venice plant cut throughputs in response to an unfavorable market scenario. Lower volumes were processed at the Gela plant as oil feedstock was partly replaced with intermediate products deriving from Eni’s other refinery operations. Higher volumes were processed at the Milazzo and Sannazzaro refineries reflecting a better performance.
Outside Italy, Eni’s refining throughputs decreased by 8.1% as compared to the third quarter of 2010 (down 6.1% from the nine months of 2010), mainly in the Czech Republic as a consequence of planned downtime at the Litvinov refinery.
Retail sales in Italy amounted to 2.23 mmtonnes in the third quarter of 2011 (6.31 mmtonnes in the nine months of 2011) decreasing by approximately 50 ktonnes, or 2.2% (down 2.3% in the nine months of 2011) reflecting weak domestic consumption mainly of gasoline and, to a less extent, gasoil. In particular premium products were negatively impacted by rising fuel prices. Eni’s average market share for the third quarter of 2011 was 31.2%, up 0.5 percentage points from the third quarter of 2010. Market share for the nine months of 2011 was 30.5%, up 0.1 percentage points from the same period of the previous year.
Wholesale sales in Italy (2.47 mmtonnes) decreased by approximately 30 ktonnes, down 1.2% from the third quarter of 2010, due to lower demand of engines gasoil, bitumen and marine bunkering. In the period higher sales of jet fuel for the aviation segment and fuel oil for industry were registered.
In the nine months of 2011 wholesale sales in Italy registered a slight increase from 2010 (up 10 ktonnes or 0.1%) mainly due to increased sales of jet fuel for the aviation segment, coke, partly offset by lower sales of gasoil and marine bunkering in relation to lower demand for products. Wholesale market share for the nine months of 2011 was 28% (28.5% in the same period of the previous year).

Retail sales in the Rest of Europe amounting to approximately 800 ktonnes in the third quarter of 2011 (2.26 mmtonnes in the nine months of 2011) were down by 12.1% (down 3.8% from the nine months of 2010). This trend was affected by a reduction in a number of German leased outlets due to contract termination and a fall in consumption in Hungary and other Eastern Europe Countries. These negatives were partly offset by the purchase of a network of service stations in Austria in 2010.
Wholesale sales in the Rest of Europe were approximately 1.08 mmtonnes (2.86 mmtonnes in the nine months) increasing by 1.9% from the same period of the previous year (down 1% from the first nine months of 2010). Higher sales were recorded in Austria, reflecting the purchase of a network of service stations in 2010, Germany and Switzerland partly offset by lower sales in particular in the Czech Republic and Hungary.

Summarized Group profit and loss account

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

22,704	24,596	26,112	15.0	Net sales from operations	70,410	79,487	12.9
211	357	57	(73.0)	Other income and revenues	748	647	(13.5)
(16,799)	(19,005)	(19,686)	(17.2)	Operating expenses	(51,464)	(59,913)	(16.4)
	(69)			of which non-recurring items		(69)
37	16	(34)	..	Other operating income (expense)	70	(46)	..
(2,069)	(2,154)	(1,945)	6.0	Depreciation, depletion, amortization and impairments	(6,528)	(6,223)	4.7

4,084	3,810	4,504	10.3	Operating profit	13,236	13,952	5.4
60	(294)	(462)	..	Finance income (expense)	(541)	(839)	(55.1)
197	430	266	35.0	Net income from investments	869	987	13.6

4,341	3,946	4,308	(0.8)	Profit before income taxes	13,564	14,100	(4.0)
(2,160)	(2,446)	(2,483)	(15.0)	Income taxes	(7,025)	(7,816)	(11.3)
49.8	62.0	57.6		Tax rate (%)	51.8	55.4
2,181	1,500	1,825	(16.3)	Net profit, attributable to:	6,539	6,284	(3.9)
1,724	1,254	1,770	2.7	- Eni’s shareholders	5,770	5,571	(3.4)
457	246	55	(88.0)	- Non controlling interest	769	713	(7.3)

1,724	1,254	1,770	2.7	Net profit attributable to Eni’s shareholders	5,770	5,571	(3.4)
16	(170)	(10)		Exclusion of inventory holding (gains) losses	(514)	(654)
(62)	352	35		Exclusion of special items	(89)	512
				of which:
	69			- non-recurring items		69
(62)	283	35		- other special items	(89)	443
1,678	1,436	1,795	7.0	Adjusted net profit attributable to Eni’s shareholders (a)	5,167	5,429	5.1

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Non-GAAP measures

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006, of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and include gains and losses on re-measurement at fair value of certain commodity derivatives, which do not meet formal criteria to the classified as hedges under IFRS, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies. For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)
Nine months 2011	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	11,718	1,432	408	(127)	1,024	(244)	(273)	14	13,952
Exclusion of inventory holding (gains) losses		(117)	(772)	(88)					(977)

Exclusion of special items
of which:
Non-recurring (income) charges				10		59			69
Other special (income) charges:	159	246	100	83	29	28	26		671
environmental charges		4	33			26			63
asset impairments	141		51	79	24	10			305
gains on disposal of assets	(28)	5	(8)		4	(2)			(29)
risk provisions		21	5			(1)	(10)		15
provision for redundancy incentives	15	8	10	4	2	2	13		54
re-measurement gains/losses on commodity derivatives	31	208	(4)		(1)				234
other			13			(7)	23		29

Special items of operating profit	159	246	100	93	29	87	26		740

Adjusted operating profit	11,877	1,561	(264)	(122)	1,053	(157)	(247)	14	13,715
Net finance (expense) income (a)	(173)	29				4	(697)		(837)
Net income from investments (a)	448	304	59	1	79				891
Income taxes (a)	(6,980)	(686)	73	36	(311)		244	(3)	(7,627)

Tax rate (%)	57.4	36.2	..		27.5				55.4
Adjusted net profit	5,172	1,208	(132)	(85)	821	(153)	(700)	11	6,142

of which:
- Adjusted net profit of non-controlling interest									713
- Adjusted net profit attributable to Eni’s shareholders									5,429

Reported net profit attributable to Eni’s shareholders									5,571

Exclusion of inventory holding (gains) losses									(654)
Exclusion of special items:									512
- non-recurring (income) charges									69
- other special (income) charges									443

Adjusted net profit attributable to Eni’s shareholders									5,429

(a)	Excluding special items.

(euro million)
Nine months 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	10,067	2,346	295	77	952	(233)	(199)	(69)	13,236
Exclusion of inventory holding (gains) losses		(128)	(492)	(129)					(749)

Exclusion of special items
environmental charges		11	36			53			100
asset impairments	30	10	47	9		9			105
gains on disposal of assets	(224)	2	(10)						(232)
risk provisions						6			6
provision for redundancy incentives	13	11	8	4	10	2	20		68
re-measurement gains/losses on commodity derivatives	(31)	90	(17)		(14)				28
other	1		1			1			3

Special items of operating profit	(211)	124	65	13	(4)	71	20		78

Adjusted operating profit	9,856	2,342	(132)	(39)	948	(162)	(179)	(69)	12,565
Net finance (expense) income (a)	(156)	14			33	(10)	(389)		(508)
Net income from investments (a)	282	313	99	2	7	(4)			699
Income taxes (a)	(5,969)	(755)	32	(11)	(260)		118	25	(6,820)

Tax rate (%)	59.8	28.3	..		26.3				53.5
Adjusted net profit	4,013	1,914	(1)	(48)	728	(176)	(450)	(44)	5,936

of which:
- Adjusted net profit of non-controlling interest									769
- Adjusted net profit attributable to Eni’s shareholders									5,167

Reported net profit attributable to Eni’s shareholders									5,770

Exclusion of inventory holding (gains) losses									(514)
Exclusion of special items									(89)

Adjusted net profit attributable to Eni’s shareholders									5,167

(a)	Excluding special items.

(euro million)
Third quarter 2011	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	3,919	338	32	(122)	304	(79)	(85)	197	4,504
Exclusion of inventory holding (gains) losses		(64)	(35)	31					(68)

Exclusion of special items
environmental charges			7			14			21
asset impairments			13	9	10	8			40
gains on disposal of assets			1		1	(2)
risk provisions		21					(10)		11
provision for redundancy incentives	11	2	2	2	1	1	1		20
re-measurement gains/losses on commodity derivatives	1	54	2		17				74
other		1	4			6			11

Special items of operating profit	12	78	29	11	29	27	(9)		177

Adjusted operating profit	3,931	352	26	(80)	333	(52)	(94)	197	4,613
Net finance (expense) income (a)	(57)	8					(413)		(462)
Net income from investments (a)	36	85	21		70				212
Income taxes (a)	(2,255)	(239)	(3)	23	(118)		150	(71)	(2,513)

Tax rate (%)	57.7	53.7	..		29.3				57.6
Adjusted net profit	1,655	206	44	(57)	285	(52)	(357)	126	1,850

of which:
- Adjusted net profit of non-controlling interest									55
- Adjusted net profit attributable to Eni’s shareholders									1,795

Reported net profit attributable to Eni’s shareholders									1,770

Exclusion of inventory holding (gains) losses									(10)
Exclusion of special items									35

Adjusted net profit attributable to Eni’s shareholders									1,795

(a)	Excluding special items.

(euro million)
Third quarter 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	3,369	438	(65)	24	327	(58)	(47)	96	4,084
Exclusion of inventory holding (gains) losses		(22)	45	5					28

Exclusion of special items
environmental charges		7	2						9
asset impairments	1		14			1			16
gains on disposal of assets	(57)	1							(56)
provision for redundancy incentives	5	3	2	2	3	1	8		24
re-measurement gains/losses on commodity derivatives	(23)	19	15		(14)				(3)
other	1		1			2			4

Special items of operating profit	(73)	30	34	2	(11)	4	8		(6)

Adjusted operating profit	3,296	446	14	31	316	(54)	(39)	96	4,106
Net finance (expense) income (a)	(50)	7			(14)		103		46
Net income from investments (a)	16	118	33		10		1		178
Income taxes (a)	(1,933)	(133)	1	(13)	(54)		(26)	(37)	(2,195)

Tax rate (%)	59.3	23.3	..		17.3				50.7
Adjusted net profit	1,329	438	48	18	258	(54)	39	59	2,135

of which:
- Adjusted net profit of non-controlling interest									457
- Adjusted net profit attributable to Eni’s shareholders									1,678

Reported net profit attributable to Eni’s shareholders									1,724

Exclusion of inventory holding (gains) losses									16
Exclusion of special items									(62)

Adjusted net profit attributable to Eni’s shareholders									1,678

(a)	Excluding special items.

(euro million)
Second quarter 2011	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	3,693	184	73	(113)	366	(138)	(76)	(179)	3,810
Exclusion of inventory holding (gains) losses		(12)	(229)	1					(240)

Exclusion of special items
of which:
Non-recurring (income) charges				10		59			69
Other special (income) charges:	133	79	42	72	12	19	7		364
environmental charges		3	12			12			27
asset impairments	141		22	70	14	1			248
gains on disposal of assets	(11)	5	(5)		2				(9)
risk provisions			5			(1)			4
provision for redundancy incentives	2	3	5	2	1	1	8		22
re-measurement gains/losses on commodity derivatives	1	74	(4)		(5)				66
other		(6)	7			6	(1)		6

Special items of operating profit	133	79	42	82	12	78	7		433

Adjusted operating profit	3,826	251	(114)	(30)	378	(60)	(69)	(179)	4,003
Net finance (expense) income a)	(59)	16				4	(253)		(292)
Net income from investments (a)	295	103	11	1	4				414
Income taxes (a)	(2,378)	(131)	24	6	(105)		74	67	(2,443)

Tax rate (%)	58.5	35.4	..		27.5				59.2
Adjusted net profit	1,684	239	(79)	(23)	277	(56)	(248)	(112)	1,682

of which:
- Adjusted net profit of non-controlling interest									246
- Adjusted net profit attributable to Eni’s shareholders									1,436

Reported net profit attributable to Eni’s shareholders									1,254

Exclusion of inventory holding (gains) losses									(170)
Exclusion of special items:									352
- non-recurring (income) charges									69
- other special (income) charges									283

Adjusted net profit attributable to Eni’s shareholders									1,436

(a)	Excluding special items.

Breakdown of special items

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

	69		Non-recurring charges (income)		69
	69		of which: settlement/payments on antitrust and other Authorities proceedings		69
(6)	364	177	Other special charges (income):	78	671
9	27	21	- environmental charges	100	63
16	248	40	- asset impairments	105	305
(56)	(9)		- gains on disposal of assets	(232)	(29)
	4	11	- risk provisions	6	15
24	22	20	- provisions for redundancy incentives	68	54
(3)	66	74	- re-measurement gains/losses on commodity derivatives	28	234
4	6	11	- other	3	29

(6)	433	177	Special items of operating profit	78	740

(14)	2		Net finance (income) expense	33	2
(16)	1	(51)	Net income from investments	(134)	(26)
			of which:
(17)		(50)	- gains on disposal of assets	(157)	(50)
			- impairments	20
(26)	(84)	(91)	Income taxes	(66)	(204)
			of which:
(21)	44	(22)	- re-allocation of tax impact on Eni SpA dividends and other special items	21	49
(5)	(128)	(69)	- taxes on special items of operating profit	(87)	(253)

(62)	352	35	Total special items of net profit	(89)	512

Net sales from operations

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

6,648	6,778	6,933	4.3	Exploration & Production	21,217	21,185	(0.2)
5,812	6,235	7,265	25.0	Gas & Power	20,480	24,114	17.7
10,724	13,015	13,141	22.5	Refining & Marketing	30,979	37,962	22.5
1,493	1,747	1,604	7.4	Petrochemicals	4,667	5,148	10.3
2,786	2,920	2,901	4.1	Engineering & Construction	7,794	8,606	10.4
25	20	19	(24.0)	Other activities	77	64	(16.9)
333	341	323	(3.0)	Corporate and financial companies	967	967
15	(57)	(36)		Impact of unrealized intragroup profit elimination	(92)	(194)
(5,132)	(6,403)	(6,038)		Consolidation adjustment	(15,679)	(18,365)
22,704	24,596	26,112	15.0		70,410	79,487	12.9

Operating expenses

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

15,708	17,862	18,524	17.9	Purchases, services and other	48,174	56,489	17.3
				of which:
	69			- non-recurring (income) charges		69
9	51	24		- other special items	106	78
1,091	1,143	1,162	6.5	Payroll and related costs	3,290	3,424	4.1
				of which:
24	22	20		- provision for redundancy incentives	68	54
16,799	19,005	19,686	17.2		51,464	59,913	16.4

Gains and losses on non-hedging commodity derivative instruments

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

23	(1)	(1)	Exploration & Production	30	(31)
			- settled transactions	(1)
23	(1)	(1)	- re-measurement gains/losses	31	(31)
11	(3)	(47)	Gas & Power		(46)
30	71	7	- settled transactions	90	162
(19)	(74)	(54)	- re-measurement gains/losses	(90)	(208)
(16)	11	45	Refining & Marketing	24	(20)
(1)	7	47	- settled transactions	7	(24)
(15)	4	(2)	- re-measurement gains/losses	17	4
1		(1)	Petrochemicals	2	1
1		(1)	- settled transactions	2	1
			- re-measurement gains/losses
18	2	(12)	Engineering & Construction	14	2
4	(3)	5	- settled transactions		1
14	5	(17)	- re-measurement gains/losses	14	1

37	9	(16)	Derivatives lacking formal criteria for hedging accounting	70	(94)
34	75	58	- settled transactions	98	140
3	(66)	(74)	- re-measurement gains/losses	(28)	(234)
	7	(18)	Trading derivatives Gas & Power		48
37	7	(34)	Total	70	(46)

Depreciation, depletion, amortization and impairments

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

1,577	1,439	1,396	(11.5)	Exploration & Production	5,006	4,423	(11.6)
235	218	237	0.9	Gas & Power	705	703	(0.3)
73	83	87	19.2	Refining & Marketing	240	262	9.2
22	24	21	(4.5)	Petrochemicals	61	67	9.8
132	138	149	12.9	Engineering & Construction	368	432	17.4
		2		Other activities	1	2	100.0
19	18	19		Corporate and financial companies	56	54	(3.6)
(5)	(6)	(6)		Impact of unrealized intragroup profit elimination	(14)	(17)
2,053	1,914	1,905	(7.2)	Total depreciation, depletion and amortization	6,423	5,926	(7.7)

16	240	48	..	Impairments	105	297	..

2,069	2,154	1,945	(6.0)		6,528	6,223	(4.7)

Net income from investments

(euro million) Nine months of 2011	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	96	229	98	79	(22)	480
Dividends	344	77	31			452
Net gains on disposal		50		2	1	53
Other income (expense), net	3		(1)			2

	443	356	128	81	(21)	987

Income taxes

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011	Change

			Profit before income taxes
382	16	363	Italy	2,223	1,691	(532)
3,959	3,930	3,945	Outside Italy	11,341	12,409	1,068
4,341	3,946	4,308		13,564	14,100	536
			Income taxes
142	206	385	Italy	985	1,129	144
2,018	2,240	2,098	Outside Italy	6,040	6,687	647
2,160	2,446	2,483		7,025	7,816	791
			Tax rate (%)
37.2	..	..	Italy	44.3	66.8	22.5
51.0	57.0	53.2	Outside Italy	53.3	53.9	0.6
49.8	62.0	57.6		51.8	55.4	3.6

Adjusted net profit

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

1,329	1,684	1,655	24.5	Exploration & Production	4,013	5,172	28.9
438	239	206	(53.0)	Gas & Power	1,914	1,208	(36.9)
48	(79)	44	(8.3)	Refining & Marketing	(1)	(132)	..
18	(23)	(57)	(416.7)	Petrochemicals	(48)	(85)	(77.1)
258	277	285	10.5	Engineering & Construction	728	821	12.8
(54)	(56)	(52)	(3.7)	Other activities	(176)	(153)	13.1
39	(248)	(357)	..	Corporate and financial companies	(450)	(700)	(55.6)
59	(112)	126		Impact of unrealized intragroup profit elimination	(44)	11
2,135	1,682	1,850	(13.3)		5,936	6,142	(3.5)
				Attributable to:
457	246	55	(88.0)	- Non controlling interest	769	713	7.3
1,678	1,436	1,795	7.0	- Eni’s shareholders	5,167	5,429	5.1

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	Dec. 31, 2010	June 30, 2011	Sept. 30, 2011	Change vs Dec. 31, 2010	Change vs June 30, 2011

Total debt	27,783	27,594	29,882	2,099	2,288
Short-term debt	7,478	5,573	6,610	(868)	1,037
Long-term debt	20,305	22,021	23,272	2,967	1,251
Cash and cash equivalents	(1,549)	(1,474)	(1,541)	8	(67)
Securities held for non-operating purposes	(109)	(131)	(64)	45	67
Financing receivables for non-operating purposes	(6)	(11)	(4)	2	7

Net borrowings	26,119	25,978	28,273	2,154	2,295

Shareholders’ equity including non-controlling interest	55,728	55,704	57,656	1,928	1,952
Leverage	0.47	0.47	0.49	0.02	0.02

Bonds maturing in the 18-month period starting on September 30, 2011

(euro million)
Issuing entity	Amount at September 30, 2011 (a)

Eni Finance International SA	145
Eni UK Holding Plc	1

146

(a)	Amounts include interest accrued and discount on issue.

Bonds issued in the first nine months of 2011

Issuing entity	Nominal amount (million)	Currency	Amount at Sept. 30, 2011 (a) (euro million)	Maturity	Rate	%

Eni Finance International SA	100	GBP	119	2021	Fixed	4.75

119

(a)	Amounts include interest accrued and discount on issue.

ROACE (Return On Average Capital Employed)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before minority interests, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 38%. The capital invested, as of the period end, used for the calculation of net average capital invested is obtained by deducting inventory gains or losses in the period, net of the related tax effect. ROACE by Division is determined as ratio of adjusted net profit to net average capital invested pertaining to each Division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the Division specific tax rate).

(euro million)

Calculated on a 12-month period ending on September 30, 2011	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,759	1,852	(180)	8,140
Exclusion of after-tax finance expense/interest income	-	-	-	444

Adjusted net profit unlevered	6,759	1,852	(180)	8,584
Adjusted capital employed, net:
- at the beginning of period	36,158	25,339	8,632	79,377
- at the end of period	39,420	27,655	8,789	85,179

Adjusted average capital employed, net	37,789	26,497	8,711	82,278

Adjusted ROACE (%)	17.9	7.0	(2.1)	10.4

(euro million)

Calculated on a 12-month period ending on September 30, 2010	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,032	2,766	(119)	7,596
Exclusion of after-tax finance expense/interest income	-	-	-	297

Adjusted net profit unlevered	5,032	2,766	(119)	7,893
Adjusted capital employed, net:
- at the beginning of period	30,889	23,657	7,575	69,565
- at the end of period	36,158	25,306	8,190	78,832

Adjusted average capital employed, net	33,524	24,482	7,883	74,199

Adjusted ROACE (%)	15.0	11.3	(1.5)	10.6

(euro million)

Calculated on a 12-month period ending on December 31, 2010	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,600	2,558	(49)	7,934
Exclusion of after-tax finance expense/interest income	-	-	-	337

Adjusted net profit unlevered	5,600	2,558	(49)	8,271
Adjusted capital employed, net:
- at the beginning of period	32,455	24,754	8,105	73,106
- at the end of period	37,646	27,270	7,859	81,237

Adjusted average capital employed, net	35,051	26,012	7,982	77,172

Adjusted ROACE (%)	16.0	9.8	(0.6)	10.7

GROUP BALANCE SHEET

(euro million)	Dec. 31, 2010	June 30, 2011	Sept. 30, 2011

ASSETS
Current assets
Cash and cash equivalents	1,549	1,474	1,541
Other financial assets held for trading or available for sale	382	360	302
Trade and other receivables	23,636	22,180	23,450
Inventories	6,589	6,911	8,159
Current tax assets	467	231	272
Other current tax assets	938	864	1,004
Other current assets	1,350	1,358	1,862

	34,911	33,378	36,590
Non-current assets
Property, plant and equipment	67,404	67,162	70,314
Inventory - compulsory stock	2,024	2,370	2,335
Intangible assets	11,172	10,891	10,858
Equity-accounted investments	5,668	5,704	5,941
Other investments	422	375	390
Other financial assets	1,523	1,578	1,683
Deferred tax assets	4,864	5,028	4,506
Other non-current receivables	3,355	3,713	4,445
	96,432	96,821	100,472

Assets held for sale	517	480	309
TOTAL ASSETS	131,860	130,679	137,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	6,515	4,357	5,249
Current portion of long-term debt	963	1,216	1,361
Trade and other payables	22,575	20,273	21,668
Income taxes payable	1,515	2,100	2,585
Other taxes payable	1,659	2,271	2,092
Other current liabilities	1,620	1,480	1,998

	34,847	31,697	34,953
Non-current liabilities
Long-term debt	20,305	22,021	23,272
Provisions for contingencies	11,792	11,743	11,692
Provisions for employee benefits	1,032	1,064	1,069
Deferred tax liabilities	5,924	5,803	5,645
Other non-current liabilities	2,194	2,576	3,015

	41,247	43,207	44,693
Liabilities directly associated with assets held for sale	38	71	69
TOTAL LIABILITIES	76,132	74,975	79,715

SHAREHOLDERS’ EQUITY
Non-controlling interest	4,522	4,762	4,710
Eni shareholders’ equity:
Share capital	4,005	4,005	4,005
Reserves	49,450	49,890	52,007
Treasury shares	(6,756)	(6,754)	(6,753)
Interim dividend	(1,811)		(1,884)
Net profit	6,318	3,801	5,571
Total Eni shareholders’ equity	51,206	50,942	52,946
TOTAL SHAREHOLDERS’ EQUITY	55,728	55,704	57,656
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	131,860	130,679	137,371

GROUP PROFIT AND LOSS ACCOUNT

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

			REVENUES
22,704	24,596	26,112	Net sales from operations	70,410	79,487
211	357	57	Other income and revenues	748	647
22,915	24,953	26,169	Total revenues	71,158	80,134

			OPERATING EXPENSES
15,708	17,862	18,524	Purchases, services and other	48,174	56,489
	69		- of which non recurrent (income) expense		69
1,091	1,143	1,162	Payroll and related costs	3,290	3,424
			- of which non recurrent income
37	16	(34)	OTHER OPERATING (CHARGE) INCOME	70	(46)

2,069	2,154	1,945	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	6,528	6,223

4,084	3,810	4,504	OPERATING PROFIT	13,236	13,952

			FINANCE INCOME (EXPENSE)
1,318	(259)	1,760	Finance income	4,978	4,618
(1,429)	(63)	(2,149)	Finance expense	(5,359)	(5,609)
171	28	(73)	Derivative financial instruments	(160)	152
60	(294)	(462)		(541)	(839)

			INCOME (EXPENSE) FROM INVESTMENTS
150	82	198	Share of profit (loss) of equity-accounted investments	442	480
47	348	68	Other gain (loss) from investments	427	507
197	430	266		869	987

4,341	3,946	4,308	PROFIT BEFORE INCOME TAXES	13,564	14,100
(2,160)	(2,446)	(2,483)	Income taxes	(7,025)	(7,816)
2,181	1,500	1,825	Net profit	6,539	6,284

			Attributable to:
1,724	1,254	1,770	- Eni’s shareholders	5,770	5,571
457	246	55	- Non-controlling interest	769	713

2,181	1,500	1,825		6,539	6,284
			Earnings per share attributable to Eni’s shareholders (euro per share)
0.48	0.35	0.49	Basic	1.59	1.54
0.48	0.35	0.49	Diluted	1.59	1.54

COMPREHENSIVE INCOME

(euro million)

Nine months 2010	Nine months 2011

Net profit	6,539	6,284
Other items of comprehensive income:
- foreign currency translation differences	1,517	(299)
- change in the fair value of available-for-sale securities		(5)
- change in the fair value of cash flow hedging derivatives	279	290
- share of "Other comprehensive income" on equity-accounted entities		5
- taxation	(113)	(104)

	1,683	(113)

Total comprehensive income, attributable to:	8,222	6,171
- Eni’s shareholders	7,432	5,466
- Non-controlling interest	790	705

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2010		55,728
Total comprehensive income	6,171
Dividends paid to Eni’s shareholders	(3,695)
Dividends paid by consolidated subsidiaries to non-controlling interest	(547)
Stock options expired	(7)
Cost related to stock options	2
Other changes	4

Total changes		1,928

Shareholders’ equity at September 30, 2011, attributable to:		57,656

- Eni’s shareholders		52,946
- Non-controlling interest		4,710

GROUP CASH FLOW STATEMENT

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

2,181	1,500	1,825	Net profit	6,539	6,284
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,053	1,914	1,905	Depreciation, depletion and amortization	6,423	5,926
16	240	40	Impairments of tangible and intangible assets, net	105	297
(150)	(82)	(198)	Share of loss of equity-accounted investments	(442)	(480)
(135)	(9)	(48)	Gain on disposal of assets, net	(379)	(76)
(18)	(323)	(15)	Dividend income	(260)	(452)
(41)	(25)	(36)	Interest income	(105)	(86)
142	182	209	Interest expense	416	550
2,160	2,446	2,483	Income taxes	7,025	7,816
(277)	(128)	304	Other changes	(50)	262
			Changes in working capital:
(243)	(577)	(945)	- inventories	(1,433)	(1,792)
331	2,312	(551)	- trade receivables	417	1,160
(971)	(284)	21	- trade payables	(24)	(1,485)
(381)	215	(39)	- provisions for contingencies	(327)	128
(534)	(299)	(568)	- other assets and liabilities	(318)	(455)
(1,798)	1,367	(2,082)	Cash flow from changes in working capital	(1,685)	(2,444)
	(5)	1	Net change in the provisions for employee benefits	9	(11)
171	336	283	Dividends received	559	737
(1)	19	46	Interest received	73	51
(10)	(322)	(133)	Interest paid	(418)	(671)
(1,884)	(2,699)	(1,975)	Income taxes paid, net of tax receivables received	(6,262)	(6,498)
2,409	4,411	2,609	Net cash provided from operating activities	11,548	11,205
			Investing activities:
(2,530)	(3,338)	(2,607)	- tangible assets	(8,945)	(8,478)
(321)	(402)	(322)	- intangible assets	(1,013)	(1,066)
(102)	(22)		- consolidated subsidiaries and businesses	(102)	(22)
(84)	(65)	(92)	- investments	(199)	(198)
	(32)	(14)	- securities	(13)	(54)
60	(107)	33	- financing receivables	(576)	(587)
11	285	157	- change in payables and receivables in relation to investments and capitalized depreciation	(29)	217
(2,966)	(3,681)	(2,845)	Cash flow from investments	(10,877)	(10,188)
			Disposals:
38	78	5	- tangible assets	251	90
31	(10)	17	- intangible assets	36	25
	1	167	- consolidated subsidiaries and businesses	48	168
38	8	42	- investments	567	51
12	52	64	- securities	38	116
55	38	(14)	- financing receivables	550	504
(22)	106	40	- change in payables and receivables in relation to disposals	(54)	150
152	273	321	Cash flow from disposals	1,436	1,104
(2,814)	(3,408)	(2,524)	Net cash used in investing activities (*)	(9,441)	(9,084)

GROUP CASH FLOW STATEMENT (continued)

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

1,307	2,279	913	Proceeds from long-term debt	1,675	3,963
405	(749)	162	Repayments of long-term debt	(742)	(895)
378	(780)	745	Increase (decrease) in short-term debt	791	(1,135)
2,090	750	1,820		1,724	1,933
	21		Net capital contributions by non-controlling interest		27
4	6	2	Net acquisition of treasury shares different from Eni SpA	20	15
			Acquisition of additional interests in consolidated subsidiaries		(8)
(1,811)	(1,811)	(1,884)	Dividends paid to Eni’s shareholders	(3,622)	(3,695)
(1)	(397)		Dividends paid by consolidated subsidiaries to non-controlling interest	(354)	(397)
282	(1,431)	(62)	Net cash used in financing activities	(2,232)	(2,125)
	(1)		Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(7)
(40)	(19)	44	Effect of exchange rate changes on cash and cash equivalents and other changes	29	3
(163)	(448)	67	Net cash flow for the period	(96)	(8)
1,675	1,922	1,474	Cash and cash equivalents - beginning of the period	1,608	1,549
1,512	1,474	1,541	Cash and cash equivalents - end of the period	1,512	1,541

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

			Financing investments:
	(21)	(2)	- securities	(13)	(26)
	34	43	- financing receivables	(2)
	13	41		(15)	(26)
			Disposal of financing investments:
6		70	- securities	14	70
6	34	(32)	- financing receivables	19	15
12	34	38		33	85
12	47	79	Net cash flows from financing activities	18	59

SUPPLEMENTAL CASH FLOW INFORMATION

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

			Effect of investment in companies included in consolidation and businesses
37			Current assets	109
159	22		Non-current assets	161	22
37			Net borrowings	48
(103)			Current and non-current liabilities	(166)
130	22		Net effect of investments	152	22
			Non-controlling interest
			Fair value of investments held before the acquisition of control	(11)
			Sale of unconsolidated entities controlled by Eni
130	22		Purchase price	141	22
			less:
(28)			Cash and cash equivalents	(39)
102	22		Cash flow on investments	102	22
			Effect of disposal of consolidated subsidiaries and businesses
		21	Current assets	80	21
	1	117	Non-current assets	696	118
		23	Net borrowings	(282)	23
		(21)	Current and non-current liabilities	(136)	(21)
	1	140	Net effect of disposals	358	141
			Fair value of non-controlling interest retained after disposals	(149)
		50	Gain on disposal	140	50
			Non-controlling interest	(46)
	1	190	Selling price	303	191
			less:
		(23)	Cash and cash equivalents	(255)	(23)
	1	167	Cash flow on disposals	48	168

CAPITAL EXPENDITURE

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	% Ch. 3 Q. 11 vs 10	Nine months 2010	Nine months 2011	% Ch.

1,967	2,767	2,026	3.0	Exploration & Production	7,117	6,745	(5.2)
393	446	411	4.6	Gas & Power	1,070	1,136	6.2
63	184	191	203.2	Refining & Marketing	330	507	53.6
54	76	49	(9.3)	Petrochemicals	125	164	31.2
374	206	254	(32.1)	Engineering & Construction	1,166	805	(31.0)
2	1	9	350.0	Other activities	21	12	(42.9)
26	22	18	(30.8)	Corporate and financial companies	76	80	5.3
(28)	38	(29)		Impact of unrealized intragroup profit elimination	53	95
2,851	3,740	2,929	2.7		9,958	9,544	(4.2)

In the nine months of 2011, capital expenditure amounting to euro 9,544 million (euro 9,958 million) related mainly to:

-	development activities (euro 5,242 million) deployed mainly in Norway, Kazakhstan, Algeria, Italy, the United States and Congo, blocks and interests in licenses awarded amounting to euro 757 million, mainly in Nigeria, and exploratory activities (euro 685 million) of which 96% was spent outside Italy, primarily in Angola, Ghana, Egypt, Indonesia, the United States, Australia and Norway;
-	development and upgrading of Eni’s natural gas transport network in Italy (euro 568 million) and distribution network (euro 236 million), as well as development as well as the increase of storage capacity (euro 214 million);
-	projects aimed at improving the conversion capacity and flexibility of refineries (euro 386 million), as well as building and upgrading service stations in Italy and outside Italy (euro 114 million);
-	upgrading of the fleet used in the Engineering & Construction Division (euro 805 million).

Capital expenditure by Division

EXPLORATION & PRODUCTION

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

169	198	232	Italy	496	594
226	369	426	Rest of Europe	657	1,125
437	412	318	North Africa	2,129	1,156
447	1,114	470	West Africa	1,670	2,072
274	255	210	Kazakhstan	781	682
122	119	150	Rest of Asia	374	381
238	276	213	America	870	642
54	24	7	Australia and Oceania	140	93

1,967	2,767	2,026		7,117	6,745

GAS & POWER

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

50	45	49	Marketing and Power generation	160	112
340	397	361	Regulated businesses in Italy	901	1,018
200	217	194	- Transport	542	568
70	88	84	- Distribution	193	236
70	92	83	- Storage	166	214
3	4	1	International transport	9	6

393	446	411		1,070	1,136

REFINING & MARKETING

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

(6)	142	137	Refining, Supply and Logistic	195	386
64	41	53	Marketing	121	114
5	1	1	Other activities	14	7

63	184	191		330	507

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

1,705	1,489	1,473	Production of oil and natural gas (a) (b)	(kboe/d)	1,768	1,548
182	172	193	Italy		183	184
200	221	203	Rest of Europe		217	216
549	384	367	North Africa		574	418
407	356	364	West Africa		399	365
85	106	96	Kazakhstan		104	106
125	104	103	Rest of Asia		123	109
128	122	121	America		142	125
29	24	26	Australia and Oceania		26	25
151.7	129.1	130.0	Production sold (a)	(mmboe)	464.4	404.8

PRODUCTION OF LIQUIDS BY REGION

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

948	793	793	Production of liquids (a)	(kbbl/d)	979	828
61	52	70	Italy		61	63
111	122	114	Rest of Europe		118	120
282	189	177	North Africa		291	201
322	265	272	West Africa		327	274
51	65	60	Kazakhstan		62	65
42	29	28	Rest of Asia		39	32
68	63	64	America		72	65
11	8	8	Australia and Oceania		9	8

PRODUCTION OF NATURAL GAS BY REGION

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

4,203	3,867	3,773	Production of natural gas (a) (b)	(mmcf/d)	4,377	3,997
672	665	685	Italy		678	671
498	549	494	Rest of Europe		548	535
1,482	1,080	1,053	North Africa		1,566	1,201
470	509	517	West Africa		400	507
186	227	201	Kazakhstan		233	228
459	411	414	Rest of Asia		470	426
333	335	312	America		390	333
103	91	97	Australia and Oceania		92	96

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (325 and 303 mmcf/d in the third quarter 2011 and 2010, respectively, 317 and 309 mmcf/d in the first nine months of 2011 and 2010 respectively and 305 mmcf/d in the second quarter 2011).

Petrochemicals

Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

			Sales of petrochemical products	(euro million)
702	823	731	Basic petrochemicals		2,185	2,401
759	876	825	Polymers		2,355	2,604
32	48	48	Other revenues		127	143

1,493	1,747	1,604			4,667	5,148

			Production	(ktonnes)
1,188	1,036	968	Basic petrochemicals		3,724	3,175
588	587	532	Polymers		1,800	1,672

1,776	1,623	1,500			5,524	4,847

Engineering & Construction

(euro million)
Third Quarter 2010	Second Quarter 2011	Third Quarter 2011	Nine months 2010	Nine months 2011

			Orders acquired
1,436	1,535	1,074	Engineering & Construction Offshore	3,359	4,336
913	1,144	1,280	Engineering & Construction Onshore	5,694	3,357
167	274	296	Offshore drilling	316	645
48	145	121	Onshore drilling	254	439

2,564	3,098	2,771		9,623	8,777

(euro million)	Dec. 31, 2010	Sept. 30, 2011

Order backlog	20,505	20,101